Exhibit 99.1





2026
MANAGEMENT
INFORMATION CIRCULAR

APRIL 1, 2026

2026 ANNUAL MEETING
OF SHAREHOLDERS
**TO BE HELD ON MAY 14, 2026
10:00A.M. (MDT)**

TSX: PD | NYSE: PDS

Exhibit 99.1

NOTICE OF OUR 2026 ANNUAL MEETING OF SHAREHOLDERS

WHAT:

2026 Annual Meeting of Shareholders (the **Meeting**) of Precision Drilling Corporation

WHEN:

Thursday, May 14, 2026, at 10:00 a.m. Mountain Daylight Time (MDT)

WHERE:

Virtual-only Meeting via live audio webcast online at **https://meetnow.global/M9JFRVX**

This year, we will be holding the Meeting in a virtual-only format via live audio webcast where registered shareholders and duly appointed proxy holders can participate, vote, or submit questions during the Meeting.

Business Items		Recommendation of the Board
1	Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2025	
2	Appoint the Auditors and Authorize the Directors to Set the Auditors' Fee	**FOR**
3	Elect the Directors	**FOR**
4	Participate in Our 'say on pay' Advisory Vote	**FOR**
5	Other Business	

Your Vote is Important

The 2026 Annual Meeting of Shareholders is your opportunity to express your views on important matters related to the Company. Shareholders are encouraged to exercise their right to vote.

The Management Information Circular includes important information regarding the matters to be considered at the Meeting, voting procedures, our governance practices, and executive compensation in Precision Drilling Corporation. For more information on how to vote your shares and procedures for attending and participating at the virtual Meeting, see "*General Information About the Annual Meeting*" on page 59 of the enclosed Management Information Circular.

By order of the Board of Directors,

/s/ Veronica H. Foley

Veronica H. Foley
Chief Legal and Compliance Officer

A MESSAGE FROM OUR CHAIR & CEO

Dear Fellow Shareholders,

On behalf of our Board of Directors, the management team, and all of our employees, thank you for your investment in Precision. We appreciate your confidence in our strategy and leadership and look forward to your participation in our upcoming virtual Annual Meeting of shareholders. This Management Information Circular provides details on the matters to be considered at the Meeting, as well as instructions on how to vote your shares.

75 Years of Disciplined Execution and Strong Financial Performance

2025 was a year marked by a successful leadership transition and disciplined operational and financial performance. The internal appointments of a new Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer were completed seamlessly, underscoring the depth of our organization and the experience of our leadership team. The Company is well-positioned for continued success as we mark our 75th anniversary in 2026.

Our focus on operational excellence, cost discipline, and field-level execution delivered another year of substantial free cash flow generation in 2025. During the year, Precision reduced debt by $101 million, achieving our annual debt reduction target, while increasing our cash balance and maintaining significant liquidity. Since 2022, we have repaid $535 million of debt, and our Net Debt to Adjusted EBITDA[1] leverage ratio was approximately 1.2 times at year end 2025, well on track toward our long-term target of below 1.0 times. We remain committed to returning capital to shareholders while also investing to maintain a high-quality industry-leading fleet. In 2025, this included responding to customer demand by upgrading 27 of our 175 marketable drilling rigs across Canada and the U.S.

Operationally, 2025 reflected the strength and resilience of Precision's business. Customer demand for our *Super Series* rigs, Alpha™ technologies, and EverGreen™ suite of environmental solutions remained strong throughout the year, supporting high activity levels in Canada and steady performance in the United States, despite a challenging industry backdrop. We further solidified our leading market share in Canada and also meaningfully increased our U.S. activity, where we grew from a low of 27 active rigs earlier in the year to a peak of 40 rigs in the fourth quarter. Internationally, our operations continued to provide a stable and predictable source of earnings and cash flow, supported by long-term contracts extending into 2027 and 2028.

We continue to invest in performance-driven technology, including advancements in automation, robotics, predictive maintenance, and lower-emission energy solutions to meet evolving customer needs, differentiate our service offering, and grow technology-related revenue. These investments reinforce our *High Performance, High Value* strategy and support sustainable value creation.

While strong operational performance and financial returns are critical, we wholeheartedly believe that they are only as strong as the people who deliver them. Our employees are the cornerstone of Precision's success and our most valuable asset. We remain committed to investing in training, development, and promoting an inclusive culture that values employees' safety, diverse perspectives and continuous improvement. By encouraging continuous learning and engagement, we support both personal growth and the long-term strength of our organization.

With constructive long-term fundamentals for the energy industry and the continued execution of our *High Performance, High Value* strategy, we remain confident in Precision's ability to deliver sustainable shareholder value over time. We encourage all shareholders to review the materials in this Circular and to vote their shares at the upcoming Meeting. Thank you for your continued investment in Precision.

Notes:
(1) Non-GAAP measure - see *Financial Measures and Ratios* on page 64.



/s/ Steven W. Krablin

Steven W. Krablin
Chair of the Board of Directors



/s/ Carey T. Ford

Carey T. Ford
President and Chief Executive Officer

Exhibit 99.1

WELCOME TO OUR 2026 MANAGEMENT INFORMATION CIRCULAR

This document includes important information about Precision Drilling Corporation and the business of our 2026 Annual Meeting of Shareholders.

In this Management Information Circular, *you* and *your* mean holders of Precision's common shares, *we*, *us*, *our* and *Precision* or the *Company* mean Precision Drilling Corporation, *shares* and *Precision shares* mean Precision's common shares, *shareholder* means a holder of Precision's common shares, and *Circular* means this Management Information Circular.

All dollar amounts are in Canadian dollars, and all information is as of March 25, 2026, unless stated otherwise.

The summary starting on page 2 gives you an update on our performance for the year, our governance practices and the key elements affecting executive pay for 2025.

Please take time to read the Circular and remember to vote. We look forward to your attendance on May 14, 2026.

TABLE OF CONTENTS

Exhibit 99.1

WHO WE ARE

Precision is a leading provider of safe, efficient, and environmentally responsible *High Performance, High Value* services to the energy industry, offering customers access to an extensive fleet of *Super Series* drilling rigs. As we mark our 75th anniversary in 2026, Precision continues to build on a legacy of operational excellence, innovation, and disciplined execution. Precision offers an industry-leading digital technology portfolio known as Alpha™ technologies that leverages advanced automation software and analytics to generate more efficient, predictable, and repeatable results for our customers. Our drilling services are further enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact on our operations. Additionally, Precision's oilfield services include a broad range of well service rigs, rental equipment and camps, all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

From our founding as a private drilling contractor in 1951, Precision has spent 75 years evolving alongside our customers and the energy industry, growing to become one of the most active drillers in North America. Our vision is to be globally recognized as the *High Performance*, *High Value* provider of land drilling services. Our mission is to deliver leading High Performance through passionate people supported by quality business systems, superior equipment and technologies designed to optimize results and reduce environmental, human, and operational risks. We create High Value by operating sustainably, lowering our customers' risks and costs while improving efficiency, developing our people, and generating long-term financial returns for our investors.

Our *High Performance, High Value* competitive advantage is underpinned by five distinguishing features:
- a high-quality *Super Series* land drilling rig fleet with Alpha™ technologies, and EverGreen™ suite of environmental solutions designed to deliver consistent, repeatable, high-quality wellbores while improving safety, performance, capital and operational efficiency and reducing environmental impact;
- size and scale of our vertically integrated operations that provide better service capabilities and higher margins;
- a performance-driven culture that prioritizes safety and focuses on operational excellence;
- a capital structure that provides long-term financial resilience, flexibility and liquidity, allowing us to take advantage of business cycle opportunities and support sustainable value creation for our stakeholders; and
- an inclusive and responsible corporate culture.

WHAT WE DO

- ✓ Design, construct, and operate onshore drilling and well service rigs
- ✓ Provide rental equipment, lodging and ancillary services to customers
- ✓ Drill oil, natural gas, and geothermal wells at the direction of our E&P customers
- ✓ Prioritize health, safety, and environmental stewardship, while delivering superior services
- ✓ Develop rig technology focused on increasing efficiency, safety, and reducing our customers' and our environmental footprint through our Alpha™ technologies and our EverGreen™ suite of environmental solutions
- ✓ Recruit, train, retain and invest in our people
- ✓ Provide industry leading training to our field staff at two drilling technical centers, in Nisku, Alberta and Houston, Texas
- ✓ Provide a full range of health, disability, retirement, and educational assistance benefits for our employees

WHAT WE DO NOT DO

- ✗ Operate offshore drilling rigs
- ✗ Transport, refine, or store oil and natural gas
- ✗ Participate in hydraulic fracturing
- ✗ Own, lease, or manage land where our rigs operate
- ✗ Participate in downstream operations
- ✗ Pump water underground, or treat and dispose of wastewater from drilling sites
- ✗ Produce oil and natural gas

WHAT WE DID IN 2025

In 2025, global energy demand growth was tempered by several geopolitical events, including OPEC+ easing of curtailments, trade and tariff uncertainty, international conflicts, and concerns over excess supply. In the U.S., West Texas Intermediate (**WTI**) fell 14%, averaging US$64.81 per barrel compared to US$75.73 in 2024. In contrast, Henry Hub natural gas prices increased 51% and averaged US$3.63 per MMBtu as demand was expected to increase with the build out of LNG projects and AI data centers. Canadian and U.S. producers remained focused on capital discipline and shareholder returns versus production growth and as a result, average industry drilling activity decreased 5% in Canada and 6% in the U.S. in 2025.

Accomplishments and Highlights

Precision has a multi-year track record of clearly defining and delivering on our strategic initiatives, and 2025 was no exception. We delivered another year of strong free cash flow, met our debt repayment and shareholder capital return targets, grew our drilling rig market share in Canada, improved our U.S. drilling rig utilization, and maintained our operating margins in both Canada and the U.S. even with average industry activity declining 5% and 6%, respectively. Our international drilling operation and Completion and Production Services businesses both continued to provide meaningful free cash flow during the year.

Demand for our services remained robust as our *High Performance, High Value* strategy, along with our *Super Series* rigs, Alpha[TM] technologies, EverGreen[TM] suite of environmental solutions, and our people, continue to differentiate our services.

2025 Accomplishments

2025 Strategic Priorities	2025 Results
Maximize free cash flow through disciplined capital deployment and strict cost management.	▪ Generated cash from operations of $413 million, allowing us to fund 27 major rig upgrades, meet our debt reduction and share purchase goals, and increase our cash balance by $12 million year over year.
	▪ Realized approximately $10 million in annual savings by proactively reducing fixed costs in the first quarter of 2025 to address market uncertainty.
	▪ Delivered resilient operating margins[1] in Canada and the U.S. while average industry activity declined.
	▪ Sustained Completion and Production Services Adjusted EBITDA and free cash flow generation even though we wound down our U.S. well service operation in the second quarter.
Enhance shareholder returns through debt reduction and share repurchases. **Reduce debt by at least $100 million in 2025 and reduce debt by $700 million between 2022 and 2027, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio[2] of below 1.0 times.** **Allocate 35% to 45% of free cash flow, before debt repayments, directly to shareholders and continue moving direct shareholder returns toward 50% of free cash flow thereafter.**	▪ Reduced debt by $101 million and ended the year with a Net Debt to Adjusted EBITDA ratio of 1.2 times. Continue to target a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times.
	▪ Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As of December 31, 2025, we have reduced debt by $535 million since the beginning of 2022.
	▪ Returned $76 million to shareholders through share repurchases, achieving the midpoint of our target range and reducing our outstanding shares by 6%.
	▪ Renewed our Normal Course Issuer Bid (**NCIB**) in September, allowing share repurchases of up to 10% of the public float.
Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.	▪ Invested $107 million in expansion and upgrade capital, including 27 major customer-funded rig upgrades in Canada and the U.S.
	▪ Relocated two *Super Triple* rigs from the U.S. to Canada under long-term contracts.
	▪ Grew our leading Canadian drilling rig market share year over year[2] and maintained strong pricing with revenue per utilization day improving 2%.
	▪ Grew U.S. rig utilization in 2025 from a low of 27 active rigs in February to a peak of 40 active rigs in October and exited the year with 36 active rigs.
	▪ Continued to expand our EverGreen[TM] suite of environmental solutions product offering across our *Super Series* fleet, increasing revenue 22% year over year.

Notes:
(1) Revenue per utilization day less operating costs per utilization day.
(2) Non-GAAP measure - see *Financial Measures and Ratios* on page 64.

2025 Highlights

▪ In 2025, we delivered another year of strong free cash flow, reducing debt by $101 million, repurchasing $76 million of our shares and increasing our cash balance by $12 million. We ended the year with a Net Debt to Adjusted EBITDA ratio of approximately 1.2 times and are on track to achieve a Net Debt to Adjusted EBITDA ratio below 1.0 times.

▪ We invested $107 million in expansion and upgrade capital, inclusive of 27 major customer-funded rig upgrades in Canada and the U.S. and included two *Super Triple* rigs moved from the U.S. to Canada under long-term contracts.

▪ During the year, we continued to solidify our leadership in innovation by driving advancements in automation, robotics, predictive maintenance technologies, and the use of artificial intelligence. These initiatives reflect our unwavering commitment to enhancing operational efficiency, improving safety, and delivering superior value to our customers.

Exhibit 99.1

- We continued to extend market penetration of our EverGreen™ suite of environmental solutions, which encompasses the development and implementation of a diverse range of technologies specifically designed to quantify and reduce greenhouse gas (**GHG**) emissions during rig operations. Year over year, we grew our EverGreen™ revenue by 22%.

- In the second quarter, we completed the wind-down of our U.S. well service operations, monetizing certain assets and mobilizing others to support Canadian operations. We remain the largest and most active well service company in Canada with 145 registered rigs as at December 31, 2025.

- In September, we renewed our NCIB for one year through the facilities of the TSX and NYSE. Pursuant to the renewed NCIB, we are authorized by the TSX to acquire up to a maximum of 1,251,850 Common Shares, representing 10% of the public float, for cancellation. In 2025, we repurchased and cancelled 1,024,002 shares, which represented approximately 6% of our available public float.

- On October 6, 2025, we announced the appointments of Carey T. Ford as President and Chief Executive Officer (**CEO**) and a member of our Board of Directors, Dustin D. Honing as Chief Financial Officer, Gene C. Stahl as Chief Operating Officer and announced the retirement of Kevin A. Neveu, our former President and Chief Executive Officer and a Director.

- In December, we decommissioned 31 of 215 marketable rigs across our global fleet that no longer met our High Performance technology standards and recognized an asset decommissioning charge of $67 million. The rigs decommissioned included five rigs in Canada, 22 in the U.S. and four international rigs.

Our 2026 Strategic Priorities

Precision is well positioned from an operational and financial perspective to drive continued shareholder value in 2026 and beyond. We have established the following strategic priorities for 2026:

2026 Strategic Priorities

- Drive revenue growth and deepen customer relationships through contracted upgrades, continuous operational excellence, and by leveraging our performance-driven technology as a key competitive differentiator.

- Maximize free cash flow through strategic capital deployment and sustained cost discipline.

- Enhance shareholder returns by reducing debt by $100 million and allocating up to 50% of free cash flow, before debt repayments, directly to shareholders.

CORPORATE RESPONSIBILITY

As a service provider, Precision does not control the number of rigs our customers choose to operate, or how they operate and activity levels can fluctuate significantly over time due to market conditions. Given this variability, absolute environmental targets would not provide a consistent or decision-useful measure of our performance. Instead, we focus on intensity-based metrics that assess our impact on a per-meter-drilled basis. This approach allows us to drive continuous improvements in efficiency, emissions reduction, and resource optimization, independent of market cycles or activity level.

Our Environmental, Social and Governance (**ESG**) philosophy is framed by the Company's Core Values. Our Core Values shape our culture, guide how we work, build relationships, and drive performance. By working together and striving to do the right things every time, we create a safer, more responsible, and high-performing organization. Consistent with this strategy, ESG considerations are integrated into our operations, capital allocation, and risk management processes. Through this shared commitment, we seek to create durable value for our employees, customers, investors, and the communities in which we operate.

2025 ESG Highlights

In 2025, Precision reinforced its Corporate Responsibility commitments through multiple key initiatives to ensure ESG is appropriately accounted for in our operations. We continued to adhere to and apply the findings of our 2024 ESG materiality assessment to identify and prioritize those matters that are most critical to our business' long-term success. We also updated our disclosure and continue to align with Sustainability Accounting Standards Board (**SASB**), Task Force on Climate-Related Financial Disclosures (**TCFD**), and the United Nations Sustainable Development Goals. These assessments inform our sustainability strategy, reporting practices, and risk oversight processes.

Most importantly, Precision remains committed to responsibly supporting global energy needs by offering products and services that support a transition to a lower-carbon future. Through globally recognized climate models, publicly available customer plans, and up-to-date energy projections, we have outlined a path to reduce Greenhouse Gas (**GHG**) emissions from our operations by:

- **investing in proven technologies** to enhance operating efficiency and reduce emissions of our drilling rigs, and
- **leveraging our expertise and advanced rig fleet** to also pursue low-emission energy opportunities, such as geothermal, CO_2 storage, and natural gas storage drilling.

During the year, we continued to expand our EverGreen™ suite of environmental solutions product offering across our *Super Series* rigs, focusing on reducing diesel consumption and lower-GHG energy sources. Our suite of technologies includes a diverse range of solutions specifically designed to quantify and reduce GHG emissions during rig operations and includes field monitoring systems, Battery Energy Storage Systems (**BESS**), dual-fuel engines, natural gas engines and grid tie-in technology for our *Super Triple* rigs. Our EverGreen™ product offerings to our *Super Single* rigs include LED mast lighting and EverGreenHydrogen™ systems. We are also actively exploring lower-GHG energy sources for our support facilities, offices, and equipment, reinforcing our commitment to become a low GHG-emitting land drilling rig provider across all applications.

The Board plays a pivotal role in overseeing the Company's commitment to ESG. This oversight encompasses the formulation of approaches, strategic planning, performance evaluation, monitoring processes, and disclosure practices with an emphasis on long-term value creation and risk oversight. Annually, the Board conducts a thorough review of both Board and committee charters, ensuring alignment with sustainability objectives. In addition, to ensure ESG priorities remain integral to our decision-making, the Board receives quarterly reports from its various committees and our Health, Safety, Environment Council (**HSE Council**) detailing ESG mapping, materiality assessments, and a comprehensive analysis of ESG-related risks and emerging regulatory and stakeholder developments. The Board is responsible for ensuring that Management is integrating ESG considerations into the Company's decision-making processes in a disciplined and commercially responsible manner. Specifically, the Board reviews areas including:

- Environmental Impact and Climate Change: Assessing Precision's strategies and performance in reducing GHG emissions and minimizing environmental footprint.

- Social Impact: Evaluating initiatives related to corporate culture, diversity, safety programs, and community engagement with a focus on safety outcomes and workforce retention and development.

- Ethical Governance: Overseeing adherence to ethical standards, corporate governance practices, and risk management processes, consistent with applicable laws and best practices.

This transparent reporting structure allows us to address emerging issues, capitalize on opportunities, and ensure that Precision's strategic priorities are rooted in our ESG framework while driving long-term value for our stakeholders.

Exhibit 99.1

OUR APPROACH TO GOVERNANCE

Our shares are listed on the Toronto Stock Exchange (**TSX**), the New York Stock Exchange (**NYSE**) and NYSE Texas, Inc. (**NYSE Texas**). We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the U.S. Securities and Exchange Commission (**SEC**).

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (**CSA**) set out under National Policy 58-201 – Corporate Governance Guidelines and the SEC rules that apply to us. The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section of our website (**www.precisiondrilling.com**).

High Standards

Our transparent culture of governance and ethical behaviour is fundamental to the way we do business. We monitor regulatory developments and governance best practices and adapt to regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and adopt governance practices that are appropriate for us. The Board reviews our governance charters, guidelines, policies and procedures regularly to ensure they are appropriate and that we maintain high governance standards.

The following governance charters and policies are posted on our website:

- Articles of Amalgamation
- Corporate By-Laws (including our Advance Notice Policy)
- Policy on Majority Voting
- Board of Directors and Committee Charters

- Corporate Governance Guidelines
- Position Descriptions for the Board and Committee Chairs and the President and Chief Executive Officer, and
- A summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this Circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the Corporate Governance, Nominating and Risk Committee (**CGNRC**).

Governance Guidelines

Our Corporate Governance Guidelines outline the composition, structure, procedures, and policies that guide our Board. These guidelines are reviewed annually and serve as a guidepost for the Board. Topics pertaining to corporate citizenship, governance and sustainability are also routinely reviewed at meetings of the Board and its committees.

Our Code of Business Conduct and Ethics and Business Policies

At the core of our business practices lies a commitment to ethical behavior. The Code of Business Conduct and Ethics (the **Code**) ensures that every director, executive officer, manager, employee, and contractor is aware of Precision's values. The full text of the Code is available on the Corporate Governance section of our website. The Code establishes expectations regarding ethical decision-making, compliance with applicable laws and regulations, labor and human rights protections, environmental responsibility, and anti-bribery and anti-corruption practices, reinforcing Precision's commitment to responsible and transparent business operations.

In 2025, Precision implemented a standalone Supplier Code of Conduct to strengthen governance oversight and supply chain risk management. The Supplier Code applies to suppliers and business partners across Precision's global operations and sets clear expectations for ethical conduct, legal compliance, safety, environmental stewardship, and respect for human rights. Together, the Code and the Supplier Code of Conduct reinforce Precision's compliance and risk management framework by promoting transparency, accountability, and responsible sourcing throughout our supply chain.

Annually, each director, executive officer, manager, and employee is required to confirm their understanding and commitment to abide by the Code. Additionally, members of the senior management team must also certify quarterly whether they are aware of any breaches of the Code or related compliance concerns. Comprehensive in-person and online training sessions are conducted annually for all permanent employees, covering various topics related to business conduct and ethics.

PD *EthicsLine*

The PD *EthicsLine* is available to anyone within or outside Precision, offering a confidential and anonymous platform to report any suspected illegal or unethical conduct or breach of our policies. With the oversight of the Audit and the Human Resources and Compensation Committees, there were no ethics incidents in 2025 that required disclosure and 100% of the issues reported through the PD *EthicsLine* were reviewed and resolved. An independent third party operates the PD *EthicsLine* and notifies the Chief Compliance Officer (**CCO**) immediately upon receiving a complaint.

Internal Policies

We take proactive measures to ensure our workforce and the Board understand their obligations to uphold our standards and the law regarding ethics and compliance. In addition to our Code, we have developed internal corporate policies to guide our directors, officers, and employees in meeting our standards and fulfilling our responsibilities to our shareholders, governmental, and regulatory authorities, business partners and each other in a manner consistent with applicable laws and regulations.

Each director, executive officer and employee has an obligation to make sure we conduct ourselves according to our Disclosure Policy and its objectives. We review the policy regularly and update it as appropriate.

The following are some of our internal policies that we have put in place to ensure compliance and to reflect our current business practices and risk profile:

- Human Rights
- Anti-Bribery and Anti-Corruption
- International Trade - Sanctions
- Insider Trading
- Privacy
- Compensation Recoupment (**Clawback**)
- Disclosure Policy

- Avoiding Conflicts of Interest
- Public Policy & Lobbying
- Diversity, Equity and Inclusion
- Harassment, Discrimination and Workplace Violence
- Indigenous Relations, and
- Artificial Intelligence (**AI**).

Clawbacks

Our senior leadership team is held accountable for their decisions. As such, we have designed our compensation plan so that any consequences stemming from our policies, employment agreements and incentive plans align with Precision's best interests and support sound risk management and governance practices.

Our Clawback Policy entitles us to recoup some or all incentive compensation awarded or paid to our senior leadership team, including our Chief Executive Officer, both past and present, if:

- there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision
- there was an error in calculating executive compensation during their time with Precision, or
- the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The Clawback Policy applies to all forms of incentive awards, including bonuses, restricted share units, performance share units and stock options to the extent permitted by law.

In addition to our Clawback Policy, in 2023 we introduced a NYSE compliant compensation recoupment policy, which provides that in the event of a financial restatement, we must recoup incentive-based compensation received by certain executive officers, subject to limited exceptions.

Human Rights

In 2026, the Board approved Precision's third report under *Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act.* Our current processes reinforce our commitment to supply chain transparency, requiring our vendors to undergo a rigorous accreditation process, designed to identify and assess potential modern slavery concerns. Additionally, we are proud to announce the adoption of a Human Rights policy, a fundamental step in promoting human rights within our organization and in our interactions with partners and their suppliers all over the world. This policy extends throughout the Company's supply chain and reflects Precision's commitment to robust due diligence within our operational and commercial sphere of influence, which involves actively identifying potential human rights violations, including forced and child labour, and taking appropriate mitigating actions where necessary.

About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest in any item of business except as disclosed herein. No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2025, or up until March 25, 2026, that has had or will have a material effect on us or any of our subsidiaries.

Exhibit 99.1

AGENDA ITEM 1

Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2025

Our audited consolidated financial statements for the year ended December 31, 2025 (**2025 Consolidated Financial Statements**) will be presented at the Meeting. The Board has approved them, and no vote is required. However, you will have an opportunity to ask questions at the Meeting.

You can find our 2025 Consolidated Financial Statements in our 2025 Annual Report on our website (www.precisiondrilling.com).

536

AGENDA ITEM 2

Appoint the Auditors and Authorize the Directors to Set the Auditors' Fee

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR AUDITORS

Exhibit 99.1

You can vote to appoint the auditors and authorize the Board to set their fees.

The Board recommends that PricewaterhouseCoopers LLP (**PwC**) be appointed as our auditors until the next annual general meeting. Following a periodic review of auditor tenure, the Board (on recommendation by the Audit Committee) approved the appointment of PwC as the Company's independent registered public accounting firm, effective as of the day immediately following the date of KPMG's report in respect of its audit of the Corporation's consolidated financial statements for the year-ended December 31, 2025. Accordingly, PwC's appointment was effective March 7, 2026. The Board and Audit Committee believe this action is consistent with sound corporate governance practices. Additional documents related to the change in auditor, being the Notice of Change of Auditor and the acknowledgements of that notice by PwC and KPMG LLP, are set out in Appendix E to this Management Information Circular. There were no "reportable events" within the meaning of National Instrument 51-102 - *Continuous Disclosure Obligations.*

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, the services they can perform, and fee disclosure. We also comply with the provisions of the United States (**U.S.**) Sarbanes-Oxley Act of 2002 (**Sarbanes-Oxley**) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (**SEC**) that set out services that cannot be provided by external auditors.

The Audit Committee recommends the terms of engagement and the auditors' fees to the Board for approval and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the Audit Committee's review and pre-approval. The Audit Committee ensures auditor independence by prohibiting the external auditors from providing services; however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax advisory and compliance services.

KPMG served as the Company's auditor for the year ending December 2025 and the fees paid to KPMG for that year are detailed below.

Year Ended December 31		2025		2024
Audit fees for professional audit services	$	1,936,439	$	1,730,501
Audit-related fees for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees	$	—	$	
Tax fees for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services	$	661,035	$	233,431
All other fees for products and services other than those disclosed above	$	—	$	
Total	$	**2,597,473**	$	**1,963,933**

You can find more information about the Audit Committee's policies and procedures in our annual information form for the year ended December 31, 2025. It is available on our website (**www.precisiondrilling.com**) and on SEDAR+ (**www.sedarplus.ca**) and EDGAR Next (**www.sec.gov**).

Elect the Directors

WHO ARE OUR NOMINATED DIRECTORS

HOW WE OPERATE

HOW WE ARE ORGANIZED, SELECTED AND EVALUATED

WHAT WE PRIORITIZE

HOW WE ARE COMPENSATED

✅ THE BOARD RECOMMENDS A VOTE **"FOR"** EACH NOMINATED DIRECTOR

Exhibit 99.1

WHO ARE OUR NOMINATED DIRECTORS

The Board has decided that eight directors will be elected to serve on the Board this year.

Precision's articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors elected at our most recent annual meeting. Each nominated director will serve until the end of the next annual general meeting, serving a one-year term unless he or she resigns.

You can vote on electing the following nominated directors to our Board:

- William T. Donovan
- Carey T. Ford
- Steven W. Krablin

- Lori A. Lancaster
- Susan M. MacKenzie
- Dr. Kevin O. Meyers

- David W. Williams
- Alice L. Wong

Our articles of incorporation state that we must have between one and 15 directors on our Board. The Corporate Governance, Nominating and Risk Committee (**CGNRC**) believes the eight nominated directors represent an appropriate mix of skills and experience and other qualities required to serve on our Board. You can read about each nominated director in the director profiles beginning on the next page.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy and do not appoint someone to serve as your proxy holder, the Precision representatives named in the proxy form will vote your shares for electing each nominated director unless you provide different instructions.

All the nominees meet the Board's independence criteria except for Mr. Ford because of his role as Precision's President and Chief Executive Officer.

						
88% Independent	**100%** Senior Leadership Experience	**100%** Experience in Oil & Gas or Alternative Energy	**100%** Experience in Capital Markets	**100%** Experience in HR and Compensation	**100%** Experience in Risk Assessment	**88%** Experience in ESG/Climate Change

Male **62%** Female **38%**	Canadian Citizen **25%** US Citizen **75%**	Racially/Ethnically Diverse **12%**	Average age in years **66**	Average tenure in years **8**

Our Policy on Majority Voting

A director who receives more *withhold* votes than *for* votes must offer to resign after the Meeting. The CGNRC will review the matter and recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director's resignation unless there are exceptional circumstances. The impacted director will not participate in any Board or committee deliberations on the matter. The Board will render its decision and the reasons for the decision within 90 days of the applicable meetings. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections in which the number of nominated directors equals the number of directors to be elected at the Meeting. A withheld vote is effectively the same as a vote against a director in an uncontested election.

Steven W. Krablin



Positions/Officers Held:	Chair of the Board and Director | **Independent**
Residence:	Houston, Texas, U.S.A
Age:	76
Director Since:	May 2015 (Chair of the Board since May 2017)

Steven W. Krablin is a private investor and has over 40 years of experience as a corporate executive or director in the energy industry. He served as President, Chief Executive Officer and Chair of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and natural gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business operations globally. He has also served as Chief Financial Officer of oil and natural gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin previously served as a director of Chart Industries, Inc. and as Chair of the Board of Directors. In addition, he has previously served as an independent director of three other publicly traded companies.

Mr. Krablin received a Bachelor of Science in Business Administration in accounting from the University of Arkansas and is a retired certified public accountant.

2025 Board and Committee Memberships

	Attendance	Total
Board of Directors	10/10	100%
Audit Committee	5/5	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%
Human Resources and Compensation Committee	6/6	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2025 Annual Meeting	5,860,994 (94.63%)	332,851 (5.37%)
2024 Annual Meeting	7,360,243 (91.54%)	680,351 (8.46%)

Other Public Company Boards - Last Five Years

Company	Committees	Dates
Chart Industries, Inc.	Board Chair	2006 – 2022

Securities Held as at March 25, 2026

		Value of Securities Held		
	Securities Held	Cost Basis[1][2]	Market Value[3]	Complies with Share Ownership Guidelines (2x)
Shares	4,932	$406,099	$694,968	Yes
DSUs	29,228	$2,008,318	$4,118,517	
Total	**34,160**	**$2,414,417**	**$4,813,486**	

Exhibit 99.1

William T. Donovan



Positions/Officers Held:	Director | **Independent**
	Chair of the Audit Committee
Residence:	North Palm Beach, Florida, U.S.A
Age:	74
Director Since:	December 2008

William T. Donovan is a private equity investor and has served as a director of several public and private companies in the United States, the United Kingdom and Russia. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities. Mr. Donovan was Chair of the board of Rockland Industrial Holdings, LLC, a privately held entity in Wisconsin engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries from April 2006 to December 2013.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in mergers and acquisitions financing.

Mr. Donovan joined the board of Silgan Holdings in January 2018 and served as Chair of the Compensation Committee; in 2023, he served as Chair of the Nominating Committee and continued to serve on the Audit and Compensation Committees. Previously, he was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008.

Mr. Donovan received a Bachelor of Science and an MBA from the University of Notre Dame.

2025 Board and Committee Memberships

		Attendance	Total
	Board of Directors	10/10	100%
	Audit Committee	5/5	100%
	Corporate Governance, Nominating and Risk Committee	4/4	100%

Past Voting Results

		Votes FOR	Votes WITHHELD
	2025 Annual Meeting	6,024,596 (97.27%)	169,249 (2.73%)
	2024 Annual Meeting	7,926,016 (98.58%)	114,578 (1.42%)

Other Public Company Boards - Last Five Years

	Company	Committees	Dates
	Silgan Holdings Inc.	Audit Committee, Compensation Committee and Nominating Committee (Chair)	2018 – Present

Securities Held as at March 25, 2026

			Value of Securities Held		
	Securities Held		**Cost Basis**[1][2]	**Market Value**[3]	**Complies with Share Ownership Guidelines (2x)**
	Shares	11,741	$1,621,039	$1,654,424	Yes
	DSUs	20,610	$1,763,456	$2,904,155	
	Total	**32,351**	**$3,384,496**	**$4,558,579**	

Lori A. Lancaster



Positions/Officers Held:	Director | **Independent**
Residence:	New York, New York, U.S.A
Age:	56
Director Since:	October 2022

Lori A. Lancaster is an independent consultant and corporate director. Ms. Lancaster has over 28 years of experience as a strategic and financial advisor to the global natural resources industry. As a former senior energy investment banker, Ms. Lancaster has extensive knowledge and transaction experience advising on key corporate strategic initiatives, including accessing North American public and private debt and equity capital markets as well as corporate and asset level mergers, acquisitions and divestitures.

She currently serves on the board of Intrepid Potash, Inc., where she serves as Chair of the Nominating and Corporate Governance Committee. She previously served on the boards of Vital Energy, Inc., HighPoint Resources Corp. and Energen Corp.

Ms. Lancaster received a Bachelor of Business Administration degree from Texas Christian University and an MBA degree from the University of Chicago Booth School of Business. She holds a Directorship Certified designation from the National Association of Corporate Directors (NACD).

2025 Board and Committee Memberships

	Attendance	Total
Board of Directors	10/10	100%
Audit Committee	5/5	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2025 Annual Meeting	6,108,219 (98.62%)	85,626 (1.38%)
2024 Annual Meeting	7,924,950 (98.56%)	115,644 (1.44%)

Other Public Company Boards - Last Five Years

Company	Committees	Dates
Intrepid Potash, Inc.	Corporate Governance and Nominating Committee (Chair), Audit Committee, Compensation Committee, and Environmental, Health, Safety and Sustainability Committee	2021 – Present
Vital Energy, Inc.	Finance Committee (Chair) and Audit Committee	2020 – 2025
HighPoint Resources Corp.	Audit Committee and Nominating and Governance Committee (Chair)	2018 – 2021

Securities Held as at March 25, 2026

	Securities Held	Value of Securities Held		Complies with Share Ownership Guidelines (2x)
		Cost Basis[1][2]	Market Value[3]	
Shares	–	–	–	Yes
DSUs	7,309	$608,459	$1,029,911	
Total	**7,309**	**$608,459**	**$1,029,911**	

Exhibit 99.1

Susan M. MacKenzie



Positions/Officers Held:	Director | **Independent**
	Chair of the Corporate Governance, Nominating and Risk Committee
Residence:	Calgary, Alberta, Canada
Age:	65
Director Since:	September 2017

Susan M. MacKenzie is a corporate director. Most recently, she was an independent consultant.

Previously, she served as Chief Operating Officer with Oilsands Quest Inc. and as Vice President of Human Resources and Vice President of *In Situ* Development and Operations at Petro-Canada prior to its merger with Suncor Energy Inc. Ms. MacKenzie was also employed with Amoco Canada Petroleum Company Ltd., serving in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil development.

Ms. MacKenzie serves on the boards of Teine Energy Ltd. (private) and Shock Trauma Air Rescue Services (STARS). She previously served on the boards of MEG Energy Corporation, Enerplus Corporation, Freehold Royalties Ltd., TransGlobe Energy Corporation, FortisAlberta Inc., Safe Haven Foundation of Canada and the Calgary Women's Emergency Shelter.

Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University and a Master of Business Administration degree from the University of Calgary. She is a Life Member of the Association of Professional Engineers and Geoscientists of Alberta and holds the ICD.D designation from the Institute of Corporate Directors.

2025 Board and Committee Memberships

	Attendance	**Total**
Board of Directors	10/10	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%
Human Resources and Compensation Committee	6/6	100%

Past Voting Results

	Votes FOR	**Votes WITHHELD**
2025 Annual Meeting	6,079,078 (98.15%)	114,767 (1.85%)
2024 Annual Meeting	7,901,897 (98.28%)	138,697 (1.72%)

Other Public Company Boards - Last Five Years

Company	**Committees**	**Dates**
MEG Energy Corporation	Health, Safety, Environment and Reserves Committee (Chair), Human Resources and Compensation Committee, and Audit Committee	2020 – 2025
Enerplus Corporation	Corporate Governance and Nominating Committee (Chair), Compensation and Human Resources Committee (Chair), Safety and Social Responsibility Committee (Chair), Reserves Committee, and Audit and Risk Committee	2011 – 2023
Freehold Royalties Ltd.	Governance Nominating and Compensation Committee (Chair), and Reserves Committee	2014 – 2022

Securities Held as at March 25, 2026

	Securities Held	**Value of Securities Held**		**Complies with Share Ownership Guidelines (2x)**
		Cost Basis[1][2]	**Market Value[3]**	
Shares	3,225	$226,504	$454,435	Yes
DSUs	20,490	$1,346,811	$2,887,246	
Total	**23,715**	**$1,573,315**	**$3,341,681**	

Dr. Kevin O. Meyers



Positions/Officers Held:	Director | **Independent** Chair of the Human Resources and Compensation Committee
Residence:	Anchorage, Alaska, U.S.A
Age:	72
Director Since:	September 2011

Kevin O. Meyers is an independent energy consultant and corporate director. He serves on the board of Phillips 66 since March 2026. He also served on the board of Hess Corporation until its acquisition by Chevron in July 2025. He was the Chairman of the Board of Denbury Inc. until its purchase by ExxonMobil in November 2023. Dr. Meyers has also served on several non-profit boards, including the Board of Regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers has over 45 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the ten years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas.

Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and the Caspian, and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance. Prior to joining ConocoPhillips, he served in engineering, technical and executive roles with ARCO.

Dr. Meyers received a Bachelor of Arts in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

2025 Board and Committee Memberships

	Attendance	Total
Board of Directors	10/10	100%
Corporate Governance, Nominating and Risk Committee	4/4	100%
Human Resources and Compensation Committee	6/6	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2025 Annual Meeting	6,022,290 (97.23%)	171,555 (2.77%)
2024 Annual Meeting	7,452,216 (92.68%)	588,378 (7.32%)

Other Public Company Boards - Last Five Years

Company	Committees	Dates
Phillips 66	Audit and Finance Committee and Public Policy and Sustainability Committee	2026 – Present
Hess Corporation	Audit Committee and Health, Safety and Environment Committee (Chair)	2013 – 2025
Denbury, Inc.	Board Chair and member of Compensation Committee and Audit Committee	2020 – 2023
Hornbeck Offshore Services, Inc.	Compensation Committee (Chair)	2011 – 2022

Securities Held as at March 25, 2026

	Securities Held	Value of Securities Held		Complies with Share Ownership Guidelines (2x)
		Cost Basis[1][2]	**Market Value**[3]	
Shares	6,157	$608,914	$867,583	Yes
DSUs	19,569	$1,624,237	$2,757,468	
Total	**25,726**	**$2,233,151**	**$3,625,051**	

Exhibit 99.1

David W. Williams



Positions/Officers Held:	Director | **Independent**
Residence:	Spring, Texas, U.S.A
Age:	68
Director Since:	September 2018

David W. Williams served as Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 until January 2018. Prior to Noble, he served as Executive Vice President of Diamond Offshore Drilling, Inc. and has more than 35 years of experience in the offshore drilling industry.

During his career, Mr. Williams was a member of the Executive Committee and past Chairman of the International Association of Drilling Contractors and a board member of the American Petroleum Institute, where from 2012 to 2013, he served as Chairman of the General Membership Committee and as a member of the Executive Committee.

He served as a director of the Well Control Institute and was a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams currently serves on the Dean's Advisory Board of Mays Business School at Texas A&M University, the Houston Museum of Natural Science Board of Trustees and is a member of the board of The Children's Assessment Center Foundation. Mr. Williams also serves as a director of American Metal Inc., a private company.

Mr. Williams attended Texas A&M University, where he earned a Bachelor of Business Administration degree in Marketing. In 2009, he was named as an Outstanding Alumni by the Mays Business School at Texas A&M University for his many career achievements and service to the school.

2025 Board and Committee Memberships

	Attendance	Total
Board of Directors	10/10	100%
Audit Committee	5/5	100%
Human Resources and Compensation Committee	6/6	100%
Health, Safety, Environment Council	5/5	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2025 Annual Meeting	6,109,239 (98.63%)	84,606 (1.37%)
2024 Annual Meeting	7,944,654 (98.81%)	95,940 (1.19%)

Securities Held as at March 25, 2026

Securities Held		Value of Securities Held		Complies with Share Ownership Guidelines (2x)
		Cost Basis[1][2]	Market Value[3]	
Shares	3,682	$305,594	$518,831	Yes
DSUs	12,873	$763,208	$1,813,934	
Total	**16,555**	**$1,065,802**	**$2,332,765**	

Alice L. Wong



Positions/Officers Held:	Director | **Independent**
Residence:	Saskatoon, Saskatchewan, Canada
Age:	66
Director Since:	May 2024

Alice L. Wong has more than 35 years of diverse experience in the nuclear fuel industry, including 13 years as Senior Vice-President, Chief Corporate Officer at Cameco Corporation, retiring in October 2024. She had senior executive oversight for human resources, safety, health, environment, quality, regulatory relations, business technology services (including cyber risk management and digital transformation), supply chain management, transportation, logistics, facilities, internal audit and corporate ethics. She also served as Vice-President Safety, Health, Environment, Quality and Regulatory Relations and Vice-President, Investor, Corporate and Government Relations. Further, she held positions in marketing, communications and strategic planning.

Before joining Cameco, she held roles as a sessional lecturer at the University of Saskatchewan, an economics instructor at Saskatchewan Polytechnic, and an auditor at Canada Revenue Agency.

Ms. Wong serves on the board of Hecla Mining Company as Chair of the Governance and Social Responsibility Committee. She previously served on the boards of Sask Energy Corporation, Canadian Nuclear Association, Mining Association of Canada, Saskatchewan Mining Association, and Uranium Producers of America.

Ms. Wong holds a Master of Arts (Economics) and a Bachelor of Commerce from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

2025 Board and Committee Memberships

	Attendance	Total
Board of Directors	10/10	100%
Audit Committee	5/5	100%
Human Resources and Compensation Committee	6/6	100%
Health, Safety, Environment Council	5/5	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2025 Annual Meeting	6,088,633 (98.30%)	105,212 (1.70%)
2024 Annual Meeting	7,529,780 (93.65%)	510,814 (6.35%)

Other Public Company Boards - Last Five Years

Company	Committees	Dates
Hecla Mining Company	Governance and Social Responsibility Committee (Chair), Audit Committee, Compensation Committee and Health, Safety, Environmental and Technical Committee	2021 – Present

Securities Held as at March 25, 2026

	Securities Held	Value of Securities Held Cost Basis[1][2]	Value of Securities Held Market Value[3]	Complies with Share Ownership Guidelines (2x)
Shares	2,942	$309,319	$414,557	Yes
DSUs	3,595	$232,068	$506,571	
Total	**6,537**	**$541,387**	**$921,129**	

Exhibit 99.1

Carey T. Ford



Positions/Officers Held: President & Chief Executive Officer
Director | **Non-Independent**
Residence: Houston, Texas, U.S.A
Age: 50
Director Since: October 2025

Carey Ford was appointed President and Chief Executive Officer of Precision Drilling Corporation in October 2025 and serves as a member of the Board of Directors. Since joining Precision in 2011, Mr. Ford has played a central role in guiding the Company's strategy, financial position, and operational execution through several industry cycles.

Prior to his appointment as President and Chief Executive Officer, Mr. Ford served as Chief Financial Officer beginning in 2016.

Earlier in his career at Precision, Mr. Ford held leadership positions, including Vice President, Finance & Investor Relations, and Senior Vice President, Finance Operations.

Before joining Precision, Mr. Ford spent seven years as an investment banker at Simmons & Company International, serving oilfield service clients. He also worked as a financial analyst at Arthur Andersen and as an Associate at The Sterling Group, a middle-market private equity firm.

Mr. Ford is a board director of XtremeX Mining Technology, Inc., and a past Co-President and board member of The Children's Fund.

Mr. Ford holds a Bachelor of Business Administration and a Master of Business Administration from the University of Texas at Austin and is a Chartered Financial Analyst (CFA).

2025 Board and Committee Memberships

	Attendance	Total
Board of Directors	3/3	100%
Audit Committee	1/1	100%
Corporate Governance, Nominating and Risk Committee	1/1	100%
Human Resources and Compensation Committee	2/2	100%

Past Voting Results

	Votes FOR	Votes WITHHELD
2025 Annual Meeting	N/A	N/A
2024 Annual Meeting	N/A	N/A

Securities Held as at March 25, 2026

Securities Held		Value of Securities Held		Complies with Share Ownership Guidelines (5x)
		Cost Basis(1)(2)	Market Value(3)	
Shares(4)	102,895	$8,903,351	$14,498,934	Yes
DSUs	n/a	n/a	n/a	
Total	**102,895**	**$8,903,351**	**$14,498,934**	

Notes:
(1) Cost basis is calculated using the actual purchase cost of the shares or the actual grant value of the DSUs.
(2) The cost basis values have been converted to Canadian dollars using the exchange rate of 1.4307.
(3) The Market Value is based on the closing price of Precision shares on the TSX on March 25, 2026 of $140.91.
(4) Mr. Ford's shares include 75,287 shares and 27,797 RSUs to be paid in shares to calculate share ownership.

HOW WE OPERATE

Integrity

We expect our directors to demonstrate active and informed engagement, diligently discharge their duties to both the Board and their committees, and exercise independent judgment while always prioritizing our best interests and upholding the highest standards of ethics and integrity.

This means:
- complying with our Code of Business Conduct and Ethics (the **Code**) policy, including our conflict of interest disclosure requirements
- developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
- diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance
- actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered
- refreshing their skills through active participation in continuing education, and
- keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

All of our nominated directors have consistently met or exceeded our expectations. All directors:
- have a current and comprehensive understanding of our business
- are always well prepared for Board and committee discussions
- make constructive contributions to all discussions
- are available to meet with management and fellow directors, and
- have maintained a 100% attendance record at Board and committee meetings.

Serving on Other Boards

We do not limit the number of other public company boards on which our directors may serve. However, the Corporate Governance, Nominating and Risk Committee (**CGNRC**) discusses our expectations with potential candidates and carefully evaluates the time commitments and potential conflicts before nominating a director. Directors are required to seek written approval from the chair of the Board and the chair of the CGNRC, in coordination with the Chief Executive Officer and Chief Legal and Compliance Officer before joining other Boards.

Members of the Audit Committee can serve on the audit committee of up to three other public companies as long as the Board determines that such service will not limit the director's ability to effectively serve on our Audit Committee. William Donovan, Lori Lancaster and Alice Wong each serve on the audit committees of other public companies, and the Board has determined that those committee memberships do not interfere with their ability to serve effectively on our Audit Committee.

Many of our nominated directors are active corporate directors and hold positions on other boards. The Board and the CGNRC have reviewed the board memberships and determined that the directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in the best interests of the Company.

To the knowledge of the Company, and as the date of this Circular, the proposed nominees for election as a director of the Corporation have been directors of the following companies that have declared bankruptcy during the last 10 years:

- On May 12, 2016, Penn Virginia Corporation (**Penn Virginia**), an entity which Mr. Krablin was a director of, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Easter District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Krablin no longer sits on the board of Penn Virginia.
- On May 19, 2020, Hornbeck Offshore Services, Inc. (**Hornbeck**) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 4, 2020, Hornbeck emerged from bankruptcy and appointed new directors. Mr. Krablin did not seek reappointment to the Hornbeck board. Hornbeck Offshore Services, Inc. became a private corporation in September 2020. Dr. Meyers continued to serve on Hornbeck's board until August 2022.
- Ms. Lancaster served on the board of HighPoint Resources Corporation (**HighPoint Resources**). On March 14, 2021, HighPoint Resources filed a voluntarily petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware as part of a pre-packaged plan of reorganization. On April 1, 2021, HighPoint Resources successfully completed its merger with Bonanza Creek Energy Inc. Ms. Lancaster no longer sits on the board of HighPoint Resources.
- On July 30, 2020, Denbury Resources Inc. (**Denbury**) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 18, 2020, Denbury emerged from bankruptcy as Denbury, Inc. Mr. Meyers served on Denbury Inc.'s board until it's purchase by ExxonMobil in November 2023.

Exhibit 99.1

Director Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations for directors. During the onboarding process, our new directors meet with our management teams and receive a comprehensive orientation manual. This manual encompasses comprehensive information about Precision, including our values and strategic plans, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The CGNRC reviews the orientation manual periodically to ensure the content is current and appropriate.

New directors receive a copy of the charter of each committee on which they serve, along with access to our electronic board portal where they can review historical information presented and minutes of previous meetings. New directors also meet with each committee chair and with key management representatives for each committee to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

Board Interlocks

We do not have a policy on interconnecting directorships. Every year, our Board reviews directors' independence. None of our directors currently serve together on any public or private company boards.

Avoiding Conflicts of Interest

Directors must disclose any potential conflicts of interest they may encounter in connection with our business. Some directors may hold managerial or director positions with customers or other oilfield service providers that could directly compete with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with our operations. All conflicts are subject to the procedures and remedies set out under the *Business Corporations Act (*Alberta*)*. If directors find themselves in a conflict of interest, it is their responsibility to advise the Chair and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting. Directors are required to complete the Code of Business Conduct and Ethics training and confirm annually (or as needed) that they are free from any conflict of interest.

Director Development and Continuing Education

Continuing education provides a valuable resource for our directors to enhance their skills, deepen their understanding of our business and operations and stay current with emerging issues impacting our business, governance and compensation practices. This ongoing learning initiative is not confined to formal educational programs, it extends to independent reading and networking opportunities. Many of our directors value this versatility and personalized methodology. On a regular basis, we facilitate continuing education programs that cover a wide range of relevant topics that directors are encouraged to attend in order to help them accomplish these goals.

Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. We also encourage directors to attend external educational events as appropriate. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education.

See Appendix C for a list of the educational programs attended by our directors in 2025.

HOW WE ARE ORGANIZED, SELECTED AND EVALUATED

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candor and fosters a culture of open dialogue.

The Board has established three independent standing committees to help it carry out its responsibilities effectively. It may also create special *ad hoc* committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

- **Audit Committee** – Responsible for our financial reporting, internal control systems and external auditors.
- **Corporate Governance, Nominating and Risk Committee** – Responsible for corporate governance, enterprise risk management oversight and board composition and assessment.
- **Human Resources and Compensation Committee** – Responsible for human resources programs, compensation governance and executive compensation.
- *Adhoc* **Committees** – Specialty committees created by the Board.

Each standing committee has a charter, and each standing committee chair has a position description that is approved by the Board. Guided by the committee chair, each standing committee establishes annual goals in consultation with its members and management. These goals align with the committee charter, our strategic vision, the annual business plan and insight gleaned from engagement with shareholders or governance organizations. To ensure accountability and effectiveness, each standing committee conducts quarterly assessments to evaluate progress toward achieving its annual goals.

Management has also established internal committees, including the Enterprise Risk Management Committee, the Compliance Committee, the Disclosure Committee and the Health, Safety, Environment Council (**HSE Council**). Two of our directors, Mr. Williams and Ms. Wong, are active members of the HSE Council and attend quarterly meetings.

Our Committee Reports

Audit Committee

Chair | **Members**

   

| William T. Donovan | Steven W. Krablin | Lori A. Lancaster | David W. Williams | Alice L. Wong |

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board assesses a director's ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Each committee member is considered an audit committee financial expert under the SEC rules because of their training and experience.

The Audit Committee annually reviews the Audit Committee charter and position description for the Audit Committee Chair.

Financial Reporting
Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:
- annual audited financial statements and MD&A and related earnings news release, and
- quarterly financial statements and MD&A and related earnings news release.

Internal Control Systems
Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The Audit Committee receives reports annually on the following:
- our disclosure controls and practices
- our internal controls over financial reporting
- the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings, and
- the work product of our internal audit group.

External Auditors
Responsible for critical audit matters and oversees the external auditors (currently PricewaterhouseCoopers LLC):
- appoints the lead audit partner
- reviews the external auditors' annual audit plan, fees, qualifications, performance and independence
- pre-approves all auditing services and non-audit services that the external auditors provide to ensure they remain independent, subject to limited exceptions for *de minimis* non-audit services and certain delegations permitted by applicable laws, and
- reviews the results of all reports of the external auditors, including the external auditors' report to shareholders.

The Audit Committee is also responsible for overseeing:
- compliance with laws and regulations relating to financial reporting
- compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters
- certain financial risks delegated by the Board, and
- strategy and performance in respect of environmental, social and governance related risks and their impact on the Corporation's financial statements and related internal controls.

The Audit Committee met five times in 2025 and met *in camera* without management present at every meeting. It also met separately with the Director of Audit Services and with KPMG at every meeting.

Exhibit 99.1

Corporate Governance, Nominating and Risk Committee

Chair	**Members**



Susan M.
Mackenzie



William T.
Donovan



Steven W.
Krablin



Lori A.
Lancaster

Dr. Kevin O.
Meyers

The Corporate Governance, Nominating and Risk Committee (**CGNRC**) is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing governance best practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting board and director assessments, director recruitment and nomination and onboarding.

The CGNRC annually reviews and approves its charter and position description for the CGNRC Chair.

Board Operations

Oversees the Board operations from a governance perspective:
- assesses the size and composition of the Board and committees
- ensures directors have access to continuing education programs, including programs on emerging risks and governance trends
- oversees directors' compliance with our Code of Business Conduct and Ethics, and
- assists the Board of Directors in fulfilling its oversight responsibilities with respect to the Company's approach, planning, performance and reporting on environmental, social and governance strategy.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees:
- develops and implements an evaluation process for continuous improvement in the performance of the Board, its committees, and individual directors
- assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates, and
- maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations

Recommends to the Board suitable director candidates for nomination for election:
- assesses each director's competencies and skills and annually reviews the ideal qualities and skills for an effective Board
- assesses new candidates on skills, qualifications and attributes against criteria approved by the Board
- oversees an orientation program for incoming directors and facilitates the departure process for outgoing Board members
- reviews near-term and long-term succession plans for the Board, and
- considers existing Board diversity in its nomination recommendations.

Corporate Governance Principles

Carries out corporate governance initiatives:
- evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements
- assesses and implements evolving good governance practices and standards
- reviews key corporate policies, including the Code of Business Conduct and Ethics
- assesses and reports on Board diversity annually
- monitors and assesses director independence, including related party transactions, and
- reviews the Board and CGNRC charters and position descriptions for the Chair of the Board, CEO and CGNRC Chair.

Enterprise Risk Management (ERM)

Ensures Precision actively evaluates its business risks:
- evaluates our approach to ERM to ensure we assess risks that may impede the achievement of our business objectives
- reviews our insurance programs and our emergency response plan
- oversees our foreign anti-bribery and anti-corruption practices
- oversees our cybersecurity risk management, IT and use of AI risk, and
- reviews our processes to mitigate and manage risks within acceptable tolerances, as established by management.

The CGNRC met four times in 2025 and met *in camera* without management present at every meeting.

Human Resources and Compensation Committee

Chair	Members			
				
Dr. Kevin O. Meyers	Steven W. Krablin	Susan M. Mackenzie	David W. Williams	Alice L. Wong

The Human Resources and Compensation Committee (**HRCC**) is responsible for human resources and compensation governance, talent management, succession planning, other employee-wide programs, and all matters relating to executive compensation. The average HRCC member tenure is eight years as of December 31, 2025.

The HRCC annually reviews the HRCC charter and position description for the HRCC Chair.

Director Compensation

Develops a competitive director compensation package with advice from independent external consultants (currently Meridian Compensation Partners):
- reviews director compensation every year and recommends director compensation to the Board for approval.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Meridian Compensation Partners) to develop our compensation philosophy and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC's review and recommendations include:
- the annual corporate goals and objectives for the CEO and other executive officers
- assessment of their performance against those goals and objectives
- the compensation for the CEO based on the HRCC's assessment with advice from an independent consultant
- the compensation for the executive officers based on the CEO's evaluations
- a review of our compensation program for the CEO and other executive officers
- employment contracts with the executive officers
- review and approve the implementation or revision of any clawback policy, allowing the Company to recoup compensation pay to senior executive officers and other employees, and
- review and approve the executive compensation disclosure that management prepared for this Circular.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles:
- reviews the succession planning process for the CEO, executive officers and all key positions
- develops a contingency plan, identifying replacements who can immediately step into those positions in the case of an emergency, and
- identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development progress in our talent management system.

Other Major Human Resources Programs

The HRCC is responsible for overseeing the development and implementation of other programs, including:
- the Company's workforce and human capital management processes, including policies and strategies regarding recruitment and retention, career development and progression, workplace environment and culture, and organizational engagement and effectiveness
- the Company's human resource matters submitted through PD EthicsLine and report findings or recommendations to the Board
- reviews company-wide diversity and inclusion reports metrics, initiatives and progress.
- assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company's approach, planning, performance and reporting on environmental, social and governance strategy, and
- administration of pensions and benefits.

The HRCC met six times in 2025 and met *in camera* without management present at every meeting.

Exhibit 99.1

Skills and Experience

Our Board must have the appropriate mix of skills and experience to provide effective direction to management and to ensure that all major issues affecting our business and affairs are given proper consideration. The CGNRC uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession planning and execution.

The skills matrix below is aligned with our vision, strategy and five-year plan.

Internal Director Skills and Experience	Minimum Preference	W. Donovan	C. Ford	S. Krablin	L. Lancaster	S. MacKenzie	K. Meyers	D. Williams	A. Wong
LEADERSHIP - with companies of a scale similar to Precision									
Executive Leadership Experience driving organizational strategic insight, direction and execution.	5 or more	✓	✓	✓	✓	✓	✓	✓	✓
Enterprise Risk Management Experience identifying, assessing and overseeing enterprise-wide risks.	2 or more	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance Experience in overseeing effective corporate governance, including board and committee structures, shareholder engagement, and governance best practices.	2 or more	✓	✓	✓	✓	✓	✓	✓	✓
CEO Experience Experience as a CEO of a public company.	2 or more	✓	✓	✓			✓	✓	
Strategic Planning Experience with development, implementation and monitoring of strategic plans focusing on long term value creation and sustainability.	2 or more	✓	✓	✓	✓	✓	✓	✓	✓
Business Development & Customer Engagement Experience developing, implementing sales & marketing strategies focused on customer acquisition and retention.	3-4	✓	✓	✓	✓	✓	✓	✓	✓
FINANCIAL LITERACY									
Finance Accounting Senior experience in financial accounting and reporting, corporate finance and internal controls.	3-4	✓	✓	✓	✓	✓	✓	✓	✓
Capital Markets Extensive experience in debt and equity markets as well as M&A and implementation.	3-4	✓	✓	✓	✓	✓	✓	✓	✓
BUSINESS EXPERIENCE									
Industry Experience Senior executive experience leading energy services, upstream oil & gas, or broader resources-based companies	3-4	✓	✓	✓	✓	✓	✓	✓	✓
International Senior executive experience in an organization with global operations.	2-3		✓	✓	✓	✓	✓	✓	✓
Information Technology & Cybersecurity Expertise Experience leading IT division and/or planning, implementation and monitoring of IT systems, including cybersecurity and data privacy.	2-3			✓		✓	✓	✓	✓
HR and Compensation Leadership or board/committee experience with human capital management including compensation programs and talent development.	2-3	✓	✓	✓	✓	✓	✓	✓	✓
Health, Safety, Environment, Climate and ESG Experience related to health, safety and environmental performance, regulations and compliance and ESG stewardship.	2-3		✓	✓	✓	✓	✓	✓	✓
Legal, Regulatory and Public Policy Literacy in legal or regulatory frameworks relevant to a public issuer.	2-3	✓	✓	✓	✓	✓	✓	✓	✓
BOARD EXPERIENCE									
Experience as a board member, or working at senior executive levels with boards, of a major organization.	2-3	✓	✓	✓	✓	✓	✓	✓	✓

Board Effectiveness

On an annual basis, the CGNRC implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board refreshment and continuous improvement, as it involves evaluating the performance, skills and contribution of each director. Through defined action plans, feedback and monitoring of progress, the CGNRC and Board actively oversee the continuous improvement of the Board's effectiveness.

BOARD ASSESSMENT

The Chair of the CGNRC leads the annual assessment process for the Board and its committees, while the Board chair conducts individual interviews with each director. The assessment process covers the following topics, among others:
- Ideal qualities and skills of an effective Board in light of the Company's strategy and risk profile
- Board Charter and Position descriptions of the Chairs of the Board and Committees
- Progress on action items arising from the Board evaluations is reviewed annually, and
- Results of the board evaluations are shared with directors and areas of strength and improvement are reviewed and aligned with the Board and committee goals.

COMMITTEE ASSESSMENT

Each committee Chair receives a confidential peer evaluation, and each committee completes an assessment of its:
- Effectiveness as a committee, and
- Performance against the goals it sets for the year.

Each committee reviews its Charter and committee chair position description. Annually, the CGNRC also reviews the Board Charter and Chair of the Board position descriptions to ensure alignment with governance best practices.

DIRECTOR ASSESSMENT

The Chair of the CGNRC and the Board Chair conduct the assessment of the directors. Directors offer input on ways to enhance the effectiveness of their peers and the Board through four components:
- An evaluation questionnaire to gather data to assess board skills, performance, qualities, and individual contributions,
- A peer assessment
- A self-assessment and
- Individual interviews with the Chair of the Board.

FEEDBACK

The Chair of the CGNRC summarizes the assessment findings and proposes follow-up actions for review by the CGNRC and approval of the full Board where appropriate. The Chair of the Board then discusses the results of the individual evaluations with each director. The evaluation process also includes a review of potential skills or experience gaps based on the skill matrix. Directors receive confidential feedback on their progress over the year and peer feedback from the Chair of the Board, as described above.

Board Succession

The CGNRC is responsible for recruiting new directors and qualified candidates as identified by the Board, management and shareholders from time to time.

Tenure and Term Limits

The Board has decided not to establish term limits or a mandatory retirement policy to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum. Instead, the Board actively considers tenure, skill, performance and independence as part of its ongoing refreshment and succession planning process. Additionally, the Board oversees directors' retirement and tenure plans annually.

The average tenure of our nominated directors is approximately eight years. Over the same time frame, seven directors have retired, and six new directors have joined the Board. This measured and intentional Board refreshment strategy continues to support our decision not to establish prescriptive term or age limits.

The CGNRC reviews the Board's position on term limits and a mandatory retirement age periodically.

Committed to Nominating Qualified Board Members

When recruiting new directors, the CGNRC considers our vision and business strategy, the skills and competencies of existing directors, and identifies gaps in Board skills. The committee also considers the attributes, knowledge and experience that potential new directors should bring to enhance the overall effectiveness of the Board. The CGNRC also considers achieving an appropriate level of diversity based on factors such as gender, ethnicity, geography, nationality, and cultural background as part of this process, including the level of female representation on the Board. In the assessment of Board composition, and the identification of suitable candidates, the CGNRC will include a slate of *Diverse Persons*[2] for all open Board seats. We continue to meet our target of 30% female representation on the Board as set out in Precision's Diversity Policy.

Currently, three out of eight of our Board members are female and five out of eight self-identify as a *Diverse Persons*[2][3], as detailed in the following table.

Exhibit 99.1

Position	# Total[1]	# of Female	%of Female	# of Racially/Ethnically Diverse	% of Racially/Ethnically Diverse	# of Diverse Persons[2]	% of Diverse Persons[2]
Board of Directors[3]	8	3	38%	1	12%	5	71%
Executive Officers[4]	6	1	17%	2	33%	3	50%

Notes:
(1) The Board diversity statistics reflect our 2026 Nominated Directors and the President and Chief Executive Officer.
(2) A *Diverse Persons* includes directors or executives that have self-identified into one or more of the following categories: Racialized Person, Female, LGBTQ2S+, disability and indigenous people (First Nations, Inuit, or Metis). Racialized is derived by the Ontario Human Rights Commission from the concept of "visible minority" defined as a person other than Aboriginal Peoples, who is non-Caucasian in race or non-white in color. We have defined 'Disability' as a person with a physical or mental condition that is permanent, ongoing, episodic or of some persistence, and is a substantial or significant limit on an individual's ability to carry out some of life's important functions or activities, such as employment.
(3) Participating in the Diversity survey is voluntary and one board member chose not to disclose.
(4) Executive Officers include the Chief Financial Officer, Chief Operating Officer, Chief Administrative Officer, Chief Legal and Compliance Officer, Chief Technology Officer and President, International, and President, Well Servicing.

Independence

A director is considered independent if he or she does not have a direct or indirect material relationship with Precision. A relationship is material if it could reasonably be expected to interfere with a director's ability to exercise independent judgment.

The Board determines whether each director is independent, using criteria that meet the CSA's standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that Mr. Ford is not independent because of his role as Precision's President and Chief Executive Officer.

Directors must provide the CGNRC information about their business and other relationships with Precision (and our affiliates) and senior management (and their affiliates) when they join the Board and annually thereafter. They must advise the CGNRC if there is a material change to their circumstances or relationships that could affect the Board's independence assessment. In 2025, the CGNRC determined that no material relations exist between Precision and the independent directors based on the completed questionnaires about employment history, affiliations, and family and other relationships.

The majority of the directors must be independent for the Board to effectively carry out its duties and responsibilities. Seven of our eight nominated directors (88%) are independent.

Strong and Committed Board

- The majority of our directors are independent
- All directors have senior leadership experience and represent a diverse mix of skills and experience, and
- All directors attended all board meetings and their respective committee meetings in 2025.

Independent Chair

Steven Krablin has served as the Chair of our Board since May 2017 and is an independent non-executive director. Mr. Krablin has been a Precision director for approximately ten years – you can read more about Mr. Krablin in his profile on page 12.

The Chair provides leadership to the Board, is responsible for its effective functioning, and is the primary liaison between the Board and management. Duties include:
- ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently
- setting the agenda for Board and shareholder meetings, presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting
- ensuring the Board receives timely and relevant information
- ensuring the Board reviews and approves the corporate strategy developed by management, and
- monitoring the implementation of our corporate strategy.

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (**www.precisiondrilling.com**).

Meeting *In-Camera*

The independent directors meet *in-camera*, without management present, at each regularly scheduled meeting of the Board. In addition, at each committee meeting, the committee chair provides an opportunity for independent directors to meet *in-camera* without management, and such sessions are held at the discretion of the independent committee members. The Board met ten times in 2025. Board and committee meetings do not run for a fixed length of time, so directors have sufficient time for open and frank discussions about the agenda items and any issues of concern.

WHAT WE PRIORITIZE



| Strategy and Financial Discipline | + | Risk Oversight | + | Internal Controls | + | CEO Oversight | + | Succession Planning and Talent Management | = | Board Priorities |

Strategy and Financial Discipline

The Board is responsible for overseeing and approving the Company's strategic direction and ensuring that the strategy is supported by disciplined financial decision-making. Each year, the Board reviews and approves the Company's strategic plan, which is developed by management and refined through ongoing engagement with the Board.

The Board and management hold an annual strategic planning session to review the strategic plan, assess competitive positioning, discuss key strategic issues, identify corporate opportunities, and evaluate material risks facing the business. As part of this process, the Board performs a look-back assessment of key strategic initiatives, evaluates execution against objectives, and recalibrates the strategic plan based on performance, market conditions, and emerging risks. The Board also reviews our annual strategic priorities and ensures they are aligned with the Company's strategic initiatives.

Financial discipline and capital allocation are integral components of the Board's strategic oversight. The Board holds an annual budget planning meeting with management to review and approve the business plan and annually reviews and approves operating and capital budgets to ensure alignment with strategy, risk appetite, and long-term value creation objectives.

The Board oversees management's capital allocation framework, including decisions related to capital expenditures, debt management, liquidity, and financing activities, and evaluates how capital deployment aligns with strategic objectives and prevailing market conditions. The Board must approve all significant transactions, including key borrowing and financing decisions and strategic acquisitions or divestitures.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, cybersecurity, compensation, strategic and reputational risks (you can read more about our *Risks in Our Business* in our Annual Information Form, and our discussion of compensation risk starting on page 36 of the Circular).

The Board maintains a robust approach to overseeing the internal risk function. The Board performs regular reviews of all risk-related matters, including an assessment of Precision's internal risk matrix and receiving quarterly updates from its delegated Internal Risk Committee. In addition, management provides comprehensive quarterly updates on risk to the Board and committees.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation, talent management and succession risks
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework, cybersecurity and operational resiliency

Cybersecurity is a critical component of our risk management program. The Board devotes significant time and attention to overseeing cyber and information security risks. Precision's Chief Administrative Officer (**CAO**) provides a comprehensive cybersecurity report to the CGNRC at each committee meeting, which also includes artificial-intelligence related issues.

Our Board also oversees the Company's commitment, approach, planning, performance, monitoring and disclosure related to sustainability and material ESG matters, including quarterly reports on ESG mapping, materiality assessments and ESG-related risks. The CGNRC receives quarterly reports on climate-related risks, which include reviewing strategy, risk management and operating performance.

You can read about the specific activities of each committee beginning on page 22.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems. It further delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

The Board and Audit Committee ensure that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are safeguarded.

Exhibit 99.1

Every quarter:
- management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee
- the Chief Financial Officer presents our financial results and forecasts to the Audit Committee
- we conduct an enterprise-wide certification process to reinforce risk accountability and compliance at all levels, and
- management reviews the results and updates the Board.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that it provided reasonable assurance as of December 31, 2025. KPMG audited our internal controls over financial reporting as of that date and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2024 and 2025 fiscal years.

CEO Oversight

The CEO is appointed by the Board and is responsible for leading our day-to-day business. The CEO's key responsibilities include articulating our vision, developing and implementing a strategic plan consistent with our vision, and creating value for shareholders.

The CEO's annual objectives are clear, measurable and quantifiable. The HRCC recommends the CEO's annual objectives to the Board for approval and the full Board assesses the CEO's performance against these objectives at the end of the year.

Annually, the Board approves a position description for the CEO, which is available in the corporate governance section of our website (**www.precisiondrilling.com**).

The Board has established clear limits of authority for the CEO, primarily focusing on financial matters, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance every year.

The Board assesses the results of the Corporation's most recent 'say on pay' advisory vote and any other feedback governed through the Corporation's ongoing shareholder outreach initiatives.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles in the organization and maintains an emergency succession plan to ensure leadership continuity.

Management provides annual updates to the HRCC, and the CEO meets *in camera* with the HRCC annually to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy combines internal promotion and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and other qualifications, including the proportion of female executives, when considering executive appointments. We have not established gender targets for our executives because we believe the skills, qualifications and attributes of the candidate and the needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person's career, fostered by exposure to a wide variety of business opportunities, life experience, and leadership roles with increasing scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the Company.

Management focuses on all levels of leadership to maintain a well-trained and highly capable talent pool. The talent pool reflects a broad range of business and functional experience. It supports a collaborative culture and reinforces our values.

Talent and Human Capital Management Strategy
- Attract, develop and retain skilled employees with high potential
- Selectively hire seasoned executives and senior managers
- Provide competitive compensation to our employees aligned with performance and market practices
- Identify, assess and develop organizational talent
- Engage talent while monitoring employee development to drive high performance and retention, and
- Provide select talent with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally.

HOW WE ARE COMPENSATED

Our director compensation program is based on four principles:
- attract and retain highly qualified directors with a sufficient range of skills, expertise and experience
- compensate directors appropriately for their knowledge and contributions
- align director interests with Precision's long-term success, and
- be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Precision's President and Chief Executive Officer does not receive additional compensation as a management director on the Board (see page 49).

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:
- receive part of their retainer in DSUs, which tracks the performance of Precision shares
- can choose to receive all or some of their cash compensation in DSUs, and
- must meet share ownership requirements within four years of joining the Board.

You can read more about each director's share ownership beginning on page 12.

Approach

The Board generally sets compensation to align with the median (50th percentile) of a compensation peer group of public companies in the broader oilfield services industry. The HRCC uses this peer group to benchmark executive compensation (see page 37).

The HRCC is responsible for reviewing director compensation annually and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in directors' compensation. It also refers to published compensation surveys and receives independent advice from an external consultant (currently Meridian).

2025 Director Compensation

We paid directors a flat fee retainer, in combination of cash and share-based compensation in the form of DSUs so they have a vested interest in Precision's long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs.

The retainer covers all Board and committee memberships and meeting fees as well as other committee meetings directors attend as guests. Annually, the HRCC conducts a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The Chair of the Board receives a higher retainer to reflect the scope of the role and its increased responsibilities, and directors who serve as committee chairs also receive a higher amount to recognize their increased responsibilities and time commitment.

The table below shows the fees we paid to directors for the year ended December 31, 2025.

Name[1]	Cash Fees Earned	Share-based Awards[2]	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total[3]
William T. Donovan	$146,738	$174,688	—	—	—	—	$321,425
Steven W. Krablin	$251,550	$174,688	—	—	—	—	$426,238
Lori A. Lancaster	$125,775	$174,688	—	—	—	—	$300,463
Susan M. MacKenzie	$146,738	$174,688	—	—	—	—	$321,425
Kevin O. Meyers	$146,738	$174,688	—	—	—	—	$321,425
David W. Williams[4]	$136,256	$174,688	—	—	—	—	$310,944
Alice L. Wong[4]	$9,985	$300,463	—	—	—	—	$310,448

Notes:
(1) Mr. Ford does not receive director compensation because he is a management director and is compensated in his role as President and CEO.
(2) Amounts represent the value of DSUs vested during the year as DSUs vest immediately upon grant.
(3) Directors' fees are paid in U.S. dollars. We used an average exchange rate of 1.3975 to convert the fees to Canadian dollars.
(4) Mr. Williams and Ms. Wong also attend meetings of the HSE Council and are compensated for their participation as a Board representative. In 2025, Mr. Williams and Ms. Wong attended five council meetings and each received US$1,500 per meeting as fees.

Share-based awards are the portion of the annual retainer, meeting and other fees received as DSUs.

Directors are also reimbursed for travel expenses relating to Precision business.

Exhibit 99.1

We pay the annual cash retainer in U.S. dollars to help us attract and retain strong global talent to the Board, which supports Precision's long-term global operations strategy. The flat fee streamlines the compensation structure, caps director fees, and is a common corporate governance practice. Directors are not eligible to receive incentive awards other than DSUs.

The table below shows the 2025 director fee schedule.

In US$ 2025 Fixed Annual Retainer	Cash Retainer	DSU Retainer	Total Annual Retainer
Chair of the Board	US$180,000	US$125,000	US$305,000
Board member who serves as a committee chair	US$105,000	US$125,000	US$230,000
Board member	US$90,000	US$125,000	US$215,000

Outstanding Share-Based Awards

The table below presents the value of all outstanding share-based awards, expressed in Canadian dollars, for each non-management director. Market or payout values have been determined using US$71.88, the closing price of Precision shares on the NYSE as of December 31, 2025, and an exchange rate of 1.3726.

Non-management directors do not participate in our existing Omnibus Equity Incentive Plan (the **Omnibus Plan**); as such, they do not have any outstanding option-based or performance share units (**PSU**) or restricted stock units (**RSU**) awards.

Name	Number of DSUs that have not Vested (#)	Market or Payout Value of DSUs that have not Vested ($)	Market or Payout Value of Vested DSUs not Paid Out or Distributed
William T. Donovan	—	—	$2,033,449
Steven W. Krablin	—	—	$2,883,728
Lori A. Lancaster	—	—	$687,584
Susan M. MacKenzie	—	—	$1,988,064
Kevin O. Meyers	—	—	$1,930,740
David W. Williams	—	—	$1,270,091
Alice L. Wong	—	—	$415,076

Director Share Ownership Guidelines

We believe that director share ownership is a strong governance practice because it aligns directors' interests with those of our shareholders and reinforces long-term value creation. Our directors are expected to own at least twice the amount of their annual retainer in Precision shares within four years of joining the Board. Directors can count shares held directly or beneficially through a nominee and deferred share units (**DSUs**) towards meeting the guidelines. However, DSUs cannot be redeemed until a director retires from the Board other than DSUs under our 2024 DSU plan, which may be settled for Precision shares prior to a director retiring from the Board (see *Appendix A - About DSUs*, and *Appendix B – Summary of the Director Share Unit Plan,* beginning on page 67).

Share ownership is calculated using the higher of the actual purchase cost or the current market price. All the directors either met the share ownership guidelines for 2025 or were within the applicable compliance period.

Communicating with the Board

The Board recognizes the importance of ongoing engagement with shareholders to understand their concerns and sentiment and to foster a constructive dialogue about governance, executive compensation and other matters. The Board engages in and initiates regular shareholder outreach. We expect the nominated directors to attend the annual Meeting of shareholders, and to be available to speak to shareholders. The annual advisory vote on 'say on pay' is one way we receive formal feedback on executive compensation matters.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through Precision's Corporate Secretary:

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta T2P 1G1
Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Phone: 403.716.4500

Participate in Our 'say on pay' Advisory Vote

A MESSAGE FROM THE CHAIR OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

WHAT IS OUR COMPENSATION OVERSIGHT AND PROCESS

WHO WE PAID IN 2025

WHAT WE PAID IN 2025

HOW OUR CEO IS COMPENSATED

2025 COMPENSATION DETAILS

✅ **THE BOARD RECOMMENDS A VOTE "FOR" OUR APPROACH TO EXECUTIVE COMPENSATION**

Exhibit 99.1

At Precision, our compensation programs are comprised of base salary, and targeted short and long-term incentives. In the design of our programs, we aim to achieve the following:

- Align with shareholder interests,
- Provide market competitive "targeted" compensation levels with a comparator peer group,
- Provide a direct link between executive pay and share price, financial and operational performance, and
- Support our short-term and long-term business strategies.

You can vote on our approach to executive compensation. The Board has held a 'say on pay' vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

At the Meeting, you will have the opportunity to vote *for* or *against* our approach to executive compensation through the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Precision's Management Information Circular delivered in advance of the 2026 Annual Meeting of Shareholders."

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters. The Board will take the voting results and other feedback into account when considering its approach to executive compensation going forward.

We have typically received strong support from our shareholders averaging 87% since 2011. In 2025, we received 89% in favour of our approach to executive compensation. The Board and the HRCC continue to seek input from our shareholders and monitor developments in executive compensation to ensure that our compensation practices and decisions and compensation risk oversight are appropriate.

Please take time to read about our executive compensation program, which starts on page 35. The Compensation Discussion and Analysis section explains our approach, how executive compensation aligns with shareholder interests, the different program components and the decisions made by the Board about executive pay in 2025.

A MESSAGE FROM THE CHAIR OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

Our 'say on pay' vote is essential to our approach to executive pay. Since 2011, the Board has held an annual vote to ensure shareholder input and alignment with their interests. In 2025, 61% of our total shareholders participated in our 'say on pay' vote, yielding an 89% approval rate.

The HRCC and Board are committed to attracting, retaining, and engaging top talent for our senior leadership roles to drive our strategic objectives and positive shareholder returns. We remain committed to engaging with shareholders and incorporating their insights into our competitive, pay-for-performance compensation programs.

Summary of Engagements and Efforts

At Precision, shareholder engagement is a key pillar of our corporate governance. To foster open dialogue, our Board launched a formal shareholder engagement program in 2017, providing a platform to discuss executive compensation. Over the past eight years, we have actively sought and incorporated shareholder feedback into our compensation programs.

Engagement	Approach	Topics Discussed
▪ Met with all shareholders requesting meetings and the majority of our top 25 actively managed shareholders. ▪ Retail investors held approximately 30% of total outstanding shares in 2025.	▪ Led by HRCC, engagement occurs via quarterly calls, investor presentations, industry conferences, and individual meetings. ▪ Shareholder feedback is regularly reported to the Board and used in executive compensation and sustainability discussions.	▪ Executive compensation and 'say on pay' proposals. ▪ Economic and geopolitical impacts on operations. ▪ Strategic initiatives, including investments in Alpha™ and EverGreen™ suite of environmental solutions. ▪ Financial structure and share-based compensation accounting.

In 2025, our HRCC and management team engaged with shareholders and leading proxy advisory firms, Institutional Shareholder Services (ISS) and Glass Lewis. These discussions helped us better understand their methodologies for peer group selection and their approach to quantitative and qualitative analyses. This engagement remains essential in shaping our compensation strategies and governance practices.

Pay for Performance and Talent Retention

The Board and HRCC believe executive compensation should be largely performance-based, tied to financial and operational goals, and aligned with shareholder returns. Currently, 83% of the CEO's pay and 75% of Named Executive Officers' (**NEOs**) pay is "at risk," consisting of short- and long-term incentives.

Operating in a cyclical and competitive oilfield services environment requires a disciplined yet flexible approach. Each year, the HRCC reviews our compensation structure, metrics, and governance features to ensure alignment with our corporate strategy, market conditions, and shareholder expectations. We have implemented a balanced mix of pay, metrics, and plan governance to drive executive performance and create shareholder value. Details on our compensation philosophy, peer groups, incentive plans and key decisions influenced by shareholder feedback can be found in the *Compensation Discussion and Analysis* section on page 35.

Our Commitment to Shareholders

Our executive compensation approach balances market realities with setting strong financial and operational goals, retaining top talent, and driving long-term shareholder value. We remain committed to refining our strategy, staying agile in response to market shifts and governance practices, and engaging directly with shareholders.

Your perspectives help shape our approach, and we welcome continued dialogue. Should you wish to connect, please contact me through our Investor Relations team at investorrelations@precisiondrilling.com.

Thank you for your continued support.

Sincerely,

/s/ Kevin O. Meyers

Dr. Kevin O. Meyers
Chair of the Human Resources and Compensation Committee

Exhibit 99.1

WHAT IS OUR COMPENSATION OVERSIGHT AND PROCESS

Compensation Discussion and Analysis

Compensation Governance

We have designed our executive compensation program to align with our pay-for-performance philosophy, support our corporate strategy, and drive shareholder value over the long-term.

The HRCC is 100% independent and is responsible for oversight of our human resources policies, employee programs, and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this Circular. The Board has final authority and approval over all executive compensation decisions, including those reviewed and approved by the HRCC.

Qualified and Experienced Committee

All five members of the HRCC (Dr. Kevin Meyers, the Committee Chair, Susan MacKenzie, David Williams, Alice Wong and Steven Krablin, our Chair of the Board) are highly qualified and represent a diverse mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision's shareholders.

Skills and Experience	Number of Committee Members
Business or industry experience	5 of 5
Financial background	5 of 5
Human resources or compensation experience (including compensation committees of other public companies or organizations)	5 of 5
Senior leadership experience	5 of 5

Our Compensation Practices

- The Board has final approval of all decisions about executive compensation
- The HRCC consists entirely of independent directors
- The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation
- Compensation decisions are made using a formal assessment process and pre-established metrics
- The Board can use informed judgment to adjust incentive payouts based on its overall assessment
- Executives are encouraged to own Precision shares through our share ownership guidelines and employee share purchase plan, so they have a vested interest in our future success
- The HRCC and the Board discuss and approve the incentive plan metrics, and
- The HRCC conducts regular compensation risk assessments.

Role of the Independent Compensation Consultant

Since 2019, the HRCC has engaged Meridian Compensation Partners (**Meridian**) as its independent advisor for research and analysis on executive compensation matters. Meridian provides insights on general compensation issues, the competitiveness of pay levels, risks related to compensation design, insights into market trends, and advice on technical matters. The HRCC takes this information into account, but ultimately makes its own recommendations and decisions.

The HRCC and management regularly assess the independence of the compensation consultant, and in 2025 confirmed that Meridian's work has not raised any conflicts of interest.

The table below shows the total fees paid to our external consultant in the last two years:

Year Ended as of December 31	2025	2024
Executive compensation-related fees (HRCC)	$253,860	$208,350
All other fees (pension and benefits consulting)	—	—
Total fees	**$253,860**	**$208,350**

Role of Management

In addition to the support of the independent compensation consultant, management regularly provides data, analysis and recommendations to the HRCC specific to our compensation programs and policies for personnel below the CEO and other NEOs. Management administers the programs and policies as directed by the HRCC and provides ongoing review of the effectiveness of our compensation programs, and the alignment with our strategic objectives.

The HRCC holds regular sessions *in camera* without management present at every meeting to discuss compensation decisions and any other matters related to the design and governance of the executive compensation programs.

Managing Compensation Risk

The HRCC monitors governance issues and industry developments and conducts an ongoing internal risk assessment using a framework developed by our independent consultant. It also engages our independent consultant to conduct a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian and U.S. regulatory requirements and the increasing scrutiny of governance practices generally.

In 2025, Meridian reviewed the following seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse effect on Precision:

1. Pay mix
2. Incentive plan funding, leverage and caps
3. Performance period
4. Performance measures
5. Pay-for-performance
6. Amount of incentive payouts, and
7. Plan governance and risk mitigation.

Compensation Design and Philosophy

Executive compensation at Precision is designed to support the Company's corporate strategy and pay-for-performance philosophy. Decisions about executive pay are a direct result of assessing our corporate, individual and share price performance. Our customers continually challenge us to deliver our services faster and safer, while also enhancing well economics. With these challenges in mind, attracting, retaining, and engaging leaders to deliver our strategic objectives and drive shareholder returns is the primary focus of the HRCC and the Board. Specifically, the Board deems the retention of the current leadership to be a high priority to position the Company for continued long-term success. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders, and industry groups.

Our compensation program:
▪ aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term,
▪ supports the achievement of our short-term and long-term strategic objectives and priorities
▪ balances both corporate and individual objectives to support our strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk
▪ creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable/at-risk pay that is competitive with the market and ties potential future payouts to our share performance, and
▪ aligns with both our peer group and the oilfield services industry in terms of plan design and structure.

Executives participate in the same compensation programs as our other salaried employees. However, a larger portion of executive pay is variable/at-risk and not guaranteed.

Compensation Framework

The HRCC has developed a compensation framework that aligns the interests of our executives and shareholders. The HRCC values any feedback it receives from shareholders and other stakeholders to ensure the framework continues to be appropriate and reflects good governance practices. The summary below sets out what we do and what we do not do.

WHAT WE DO	WHAT WE DO NOT DO
✓ Align pay with financial, strategic, operational, and individual performance results	✖ No excessive risk taking in incentive plan design
✓ Conduct a compensation risk assessment every two years	✖ No tax gross ups
	✖ No guaranteed bonuses
✓ Engage with an independent compensation consultant	✖ No granting bonuses solely based on discretion
✓ Conduct an annual review of executive compensation as compared to our Compensation Peer Group	✖ No guaranteed annual increases in base salary
	✖ No hedging of Precision shares
✓ Provide double-trigger vesting in the event of a change-in-control	✖ No re-pricing of underwater stock options
	✖ No "single-trigger" change in control payments or benefits
✓ Engage with shareholders for feedback regarding our approach to executive compensation	✖ No adjustments to Board approved incentive metrics or targets during a performance period
✓ Allow for Clawbacks, per our policies	✖ No bonuses linked to acquisitions

Compensation Philosophy

Precision's executive compensation philosophy is to provide market-competitive total compensation that aligns executive interests with long-term shareholder value creation. Total direct compensation is generally targeted at approximately the 50th percentile of the Company's Compensation Peer Group, with a substantial portion of executive compensation delivered through variable, at-risk incentive programs. Realized compensation opportunities are designed to increase toward the 75th percentile

Exhibit 99.1

only when executives achieve above-target or stretch performance, including sustained share price performance relative to peers and the achievement of Precision's strategic financial, operational, and safety objectives. This philosophy supports the attraction and retention of experienced leadership, reinforces a strong pay-for-performance culture, and reflects the Board's commitment to responsible risk management and sound governance practices.

Benchmarking

The HRCC works with Meridian and our human resources group to review market data and establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices. Total compensation for each executive is based on several factors, including individual performance, leadership, scope of responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

We aim to align base salaries and total direct compensation at or near the median (50th percentile) of our Compensation Peer Group.

Compensation Peer Group

Our Compensation Peer Group, which includes contract drilling, well servicing, and offshore drilling companies, has been carefully selected based on comparability to Precision – comparable business lines and similarity in size, complexity, operating regions and style of operation. Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent and capital.

Establishing a peer group that consists of a mix of Canadian and U.S. based companies reinforces our strategy of attracting and retaining the best talent in the drilling services market to drive value to shareholders over the long term. In 2025, 59% of our revenue came from Canada and 41% came from our U.S. and international operations. Our leadership team is based in Houston, Texas and Calgary, Alberta and we compensate them in U.S. dollars. With assistance from Meridian, we review the companies included in our Compensation Peer Group annually and include both Canadian and U.S. based companies.

The HRCC works with Meridian on the peer group analysis, examining eight metrics that provide a reasonable assessment of comparability to establish a peer group of companies that is relevant and appropriate.

- Revenue
- Earnings before interest, taxes, depreciation, and amortization (**EBITDA**)
- Assets

- Total employees
- Market capitalization
- Enterprise value

- Geographic footprint
- Complexity of service offerings

For benchmarking purposes, we conduct a review of the proxy materials of peer companies. If compensation data for equivalent executive positions is not publicly available, we use third-party compensation survey data, and relevant information from other companies in the energy services sector that have revenue of a similar size, as well as similar operational makeup.

The HRCC reviews our Compensation Peer Group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning purposes.

We use a different peer group to assess our relative TSR performance under our PSU plan. This group consists of companies we compete with for investors (see page 46 for details).

2025 Compensation Peer Group

We benchmarked compensation levels for 2025 against the following 15 companies.

- CES Energy Solutions Corp.
- Enerflex Ltd.
- Ensign Energy Services, Inc.
- Forum Energy Technologies, Inc.
- Helmerich & Payne, Inc.

- Liberty Oilfield Services, Inc.
- Mattr Corp.
- Nabors Industries Ltd.
- Noble Corp.
- Oil States International, Inc.

- Pason Systems Inc.
- Patterson-UTI Energy, Inc.
- RPC, Inc.
- Secure Waste Infrastructure Corp.
- TETRA Technologies, Inc.

With our operations spanning across Canada, the U.S. and the Middle East, the HRCC is confident that our Compensation Peer Group is appropriate. Aligned with our philosophy of targeting the median for setting compensation, we also aim to be positioned near the median for the relevant metrics of size and operational complexity we compare. Among the metrics used to determine comparability are revenue (38th percentile), assets (57th percentile), market capitalization (37th percentile), enterprise value (39th percentile), employee count (77th percentile), geographic footprint and complexity of service offerings. Among the financial factors listed, in 2025, Precision was on average at the 45th percentile of our Compensation Peer Group.

Components of Executive Compensation

Total direct compensation for our executives includes a mix of fixed and variable/at-risk pay. In 2017, shareholders approved the existing Omnibus Plan, which allows the Board to settle the short- and long-term incentive awards in cash, shares (issued from treasury or purchased on the market) or a combination of both.

	Compensation Component	Target Weighting	Form	Performance Period	Payout
Fixed	Base Salary	15 - 30%	Cash	One year	▪ Fixed annual cash salary paid over the year
Variable / At-risk	Short-term incentive	20 - 25%	Cash	One year	▪ Value based on annual performance against corporate and individual performance metrics (between 0% - 200% of target) with payouts calculated as a percentage of base salary paid in the calendar year
	Long-term incentive	50 - 60%	Performance share units (PSUs)	Three years (cliff vest)	▪ Value depends on performance multiplier (between 0.0x - 2.0x of target units based on our performance against three-year performance metrics), which metrics are currently 100% based on TSR, and our share price when units vest ▪ Settled in cash, equity or a combination of both
			Restricted share units (RSUs)	Three years (one-third vests each year)	▪ Value depends on our share price when the units vest ▪ Settled in cash, equity or combination of both
			Stock options[1]	Seven years (one-third vests each year over three years)	▪ Value depends on the appreciation in our share price relative to the strike price ▪ Settled in equity

Notes:
(1) No stock options have been granted since 2019.

Compensation Pays Out Over Time

Our compensation program emphasizes variable/at-risk pay. Incentive awards account for the majority of executive pay and pay out over time, based on performance as noted in the table above.

Compensation decisions are based on both corporate and individual performance, reflecting the strong linkage between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because the ultimate value of the award is based on share performance.



Compensation
2025
2026
2027
2028
Base Salary
Paid over 2025
Short-term Incentive
2025 STIP paid in March 2026 based on 2025 corporate and individual performance
Long-term Incentives:
Restricted Share Units (RSUs)
Granted in February 2025 and vest and paid in thirds over three years
Performance Share Units (PSUs)
Granted in February 2025 and vest and paid out in March 2028 based on three-year performance metrics

Share Ownership Guidelines

We encourage our executives to maintain meaningful ownership of Precision shares, reinforcing their alignment with shareholders and strengthening their commitment to our long-term success. Executives are expected to build their equity ownership to meet the share ownership guidelines within five years of assuming their positions and can count earned RSUs that are to be paid in shares toward meeting the guidelines. Stock options cannot be counted toward meeting the guidelines.

Our CEO is expected to hold five times their annual base salary and our NEOs are expected to hold two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

See page 40 for information about the share ownership of each NEO.

Exhibit 99.1

Decision-Making Process

We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay each year.

OBJECTIVES LINKED TO STRATEGY

Our corporate objectives and incentive plan metrics are tied to our corporate strategy and annual strategic initiatives.

Our Board creates and approves the metrics and targets annually, monitors progress throughout the year, and provides shareholders with transparent insight into decision-making and results through the management information circular issued in connection with our annual meetings of shareholders.

Each executive has annual personal objectives and is compensated based on a combination of corporate and individual performance. The CEO recommends the corporate performance targets and personal objectives for himself and the senior executive team to the HRCC. These are reviewed and approved by the Board.

PERFORMANCE ASSESSMENT

The Board reviews corporate performance at the end of each quarter and its impact on incentive compensation.

At the end of the year, the HRCC completes an assessment of corporate performance, our share performance, executive base salaries, and short-term and long-term incentives, consulting with its external consultant as needed. Once the HRCC completes the review and considers the external environment and other factors, it recommends the final compensation decisions to the full Board for its review and approval.

At the same time, the CEO prepares self-assessment of his performance for the year against targets and objectives that were approved at the beginning of the year. He also reviews the self-assessments prepared by each senior executive and evaluates their leadership in advancing our short and long-term strategic plans. The Chief Administrative Officer (**CAO**) assists the CEO in developing the recommendations and supporting materials for the HRCC's review and discussions.

Our performance-based and long-term incentive awards are valued and measured at the end of the performance period by our independent compensation consultant. Payouts associated are then assessed by the HRCC and recommended for approval by the Board.

PAY FOR PERFORMANCE

The Board does a comprehensive review of corporate and individual performance to make sure all proposed compensation decisions align with performance.

This includes:
- approving any base salary adjustments
- assessing the financial and operational performance scores for the short-term incentive plan
- deciding whether to use positive or negative discretion and apply the corporate modifier to the short-term incentive plan
- deciding on new grants of long-term incentive awards
- determining performance metrics for long-term incentive awards and any applicable targets
- assessing the mix of long-term incentive vehicles (e.g., performance share units, restricted share units, and/or stock options)
- determining the payout of any performance share unit and restricted share unit awards that are vesting

FEEDBACK

Once the Board completes its review and considers the external environment and other factors, it approves all compensation decisions for the executive team.

The Board uses informed judgement when necessary to align actual payouts with business performance and shareholder returns.

WHO WE PAID IN 2025



Carey T. Ford | President and Chief Executive Officer

Carey Ford is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since October 2025[1]. He joined Precision in 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Chief Financial Officer in 2016. Mr. Ford has a BBA and MBA from the University of Texas at Austin and holds a Chartered Financial Analyst designation. Prior to joining Precision, Mr. Ford spent seven years as an investment banker, serving clients in the oilfield service sector. Mr. Ford serves on the Board of XtremeX Mining Technology Inc. and is a past board member and co-president of The Children's Fund.

Owns 102,895 Precision shares; meets 5x share ownership guidelines[2]



Dustin D. Honing | Chief Financial Officer

Dustin Honing serves as Chief Financial Officer of Precision. Since joining Precision in 2011, he has held various senior roles that have strengthened his expertise in financial stewardship, strategic planning, and operational performance. Before being appointed Chief Financial Officer in October 2025, Mr. Honing served as Vice President, Operations Finance, where he directed financial strategies for Precision's North American business segments. He also led the global supply chain group, driving initiatives that improved efficiency and cost management. His earlier experience includes serving as Director of Investor Relations & Corporate Development, leading Enterprise Risk Management, and holding several senior controller positions. Mr. Honing is a Chartered Professional Accountant (CPA) and earned a Bachelor of Business Administration degree in Accounting.

Owns 10,610 Precision shares; meets 2x share ownership guidelines[2]



Gene C. Stahl | Chief Operating Officer

Gene Stahl was appointed as Chief Operating Officer in October 2025 and previously held the position of President, North American Drilling since 2023. Since joining Precision in 1993, Mr. Stahl has progressed his way through the organization holding several positions with increasing responsibility, including Contracts, Investor Relations, Engineering, Manufacturing, Rig Construction, Procurement, Field Training and Development, and Health, Safety and Environment (HSE). Mr. Stahl holds a Bachelor of Arts degree in Economics from the University of Calgary and is a graduate of the Harvard Business School, Advanced Management Program. He also serves as a member of the executive committee of the International Association of Drilling Contractors as well as the Chairman of the North American land advisory.

Owns 86,657 Precision shares; meets 2x share ownership guidelines[2]



Veronica H. Foley | Chief Legal and Compliance Officer

Veronica Foley joined Precision in 2010 and has served in her current position as the Chief Legal and Compliance Officer since 2016. She oversees the legal, compliance, and internal audit functions. She has over 20 years of experience advising energy and industrial companies. She previously practiced law at Norton Rose Fulbright, LLP advising major corporations and financial institutions on capital markets, corporate governance and complex commercial matters. Ms. Foley serves on the Board of Spindletop Community Impact Partners and the Institute of Hispanic Culture of Houston. She holds a Bachelor of Arts degree in Psychology and French from Baylor University and a Juris Doctor degree from South Texas College of Law.

Owns 38,372 Precision shares; meets 2x share ownership guidelines[2]



Shuja U. Goraya | Chief Technology Officer and President, International

Shuja Goraya, appointed Chief Technology Officer and President, International in March 2026, plays a pivotal role in Precision's digital transformation journey. He leads the development and commercialization of strategic rig automation technologies, harnessing drilling domain expertise, data, AI, and robotics to drive efficiency and sustainability. Mr. Goraya concurrently oversees Precision's international operations, leveraging his vast industry experience to bring innovative solutions to global markets. Mr. Goraya brings over 30 years of proven expertise in the oil and gas industry. Before joining Precision, he held diverse roles in operational management, business development, and technology at Schlumberger (SLB) across various regions, including the United States, Canada, the Middle East, Africa, and Asia.

Owns 41,848 Precision shares; meets 2x share ownership guidelines[2]

Notes:
(1) Kevin A. Neveu was President and Chief Executive Officer until October 3, 2025. Refer to the summary compensation table on page 52 for more information.
(2) Share ownership is as of March 25, 2026. We use the actual purchase cost or the current market value of the shares or RSUs (whichever is higher) to calculate whether they meet the share ownership targets. Executives have five years from becoming a NEO to meet the share ownership guidelines.

Exhibit 99.1

WHAT WE PAID IN 2025

Base Salary

Executives receive a base salary as fixed pay for performing their day-to-day responsibilities. The amount is based on each executive's experience, education, time in the role, performance, internal equity and market competitiveness (see page 37 for information about benchmarking and our 2026 Compensation Peer Group). The base salaries for the CEO and the NEOs for 2025 and 2026 are included in the table below.

Named Executive	October 6, 2025	March 1, 2026	Percentage Increase
Carey T. Ford[1]	US$700,000	US$700,000	0.0%
Dustin D. Honing[2]	$517,313	$517,313	0.0%
Gene C. Stahl[3]	US$500,000	US$500,000	0.0%
Veronica H. Foley	US$433,500	US$450,000	3.8%
Shuja U. Goraya	US$433,500	US$450,000	3.8%

Notes:
(1) Prior to his appointment as Chief Executive Officer, Mr. Ford served as the Chief Financial Officer. In that role, Mr. Ford's annual base salary was US$479,400, effective March 1, 2025. The increase associated with his promotion was effective on October 6, 2025.
(2) Prior to his appointment as Chief Financial Officer, Mr. Honing served as the Vice President, Operations Finance. In that role, Mr. Honing's annual base salary was $255,420, effective March 1, 2025. The increase associated with his promotion was effective on October 6, 2025.
(3) Prior to his appointment as Chief Operating Officer, Mr. Stahl served as the President, North American Drilling. In that role, Mr. Stahl's annual base salary was US$469,200, effective March 1, 2025. The increase associated with his promotion was effective on October 6, 2025.

Short-term Incentive Plan (STIP)

Form	Annual cash bonus[1]
Who participates	Salaried, non-overtime employees, based on job roles and responsibilities
Purpose	Variable compensation tied directly to annual corporate, financial, and individual performance objectives
Target award	Target award is based on the executive's role and level, and expressed as a percentage of base salary
Final award	▪ The actual or "realized" award is based on corporate (100%) performance ▪ Capped at 200% of the executive's target
Corporate modifier	▪ The Board can also use informed judgment to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, any safety related incidents or extenuating circumstances ▪ The Board can adjust the corporate result by +/- 25 percentage points (corporate modifier)
Forfeiture	See *Termination and Change of Control* on page 56

Notes:
(1) The Omnibus Plan allows us to pay bonuses in common shares, subject to the limits therein.

The STIP Scorecard

The STIP scorecard includes a balance of financial, strategic, ESG and operational metrics that focus executives on the successful execution of our strategic initiatives – all of which are critical to the success of our *High Performance*, *High Value* strategy.

Corporate Performance Metrics (100%)

The HRCC sets performance metrics at the beginning of each year based on our business objectives, management's recommendations, and market conditions. Each metric has a weighting and a threshold, target, and maximum (stretch) objective, which are approved by the Board and are not adjusted throughout the year.

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 200% of the STIP target.

Corporate Modifier

The Board can use its informed judgment to apply a corporate modifier to the corporate performance score, adjusting it up or down by up to 25%. The corporate modifier was introduced in 2015.

Management provides quarterly updates to the HRCC identifying both positive and negative factors that are not captured in the STIP scorecard but should be considered in assessing the Company's overall performance. At the end of the year, the HRCC considers our progress on strategic deliverables that support our five-year strategic plan that are not quantified in the STIP scorecard. If any extenuating circumstances and provides a recommendation for the corporate modifier to the Board for approval. The corporate modifier cannot be applied to increase the corporate performance score above 200%.

After a comprehensive review of the scorecard and results, the Board determined not to utilize the corporate modifier to adjust the calculated score in 2025.



Financial Performance	+	Operational Excellence Performance	+	Strategic Initiatives Performance	+	Corporate Modifier	=	Final Corporate Performance
65.57%		**25.80%**		**4.37%**		**-10.00%**		**85.74%**

2025 Corporate Performance Score	**Metric Weighting**	**Threshold (50.0%)**	**Target (100.0%)**	**Maximum (200.0%)**	**Actual Performance =**	**Weighted Score**
Financial Performance Metrics	**75.0%**					**65.57%**
STIP Adjusted EBITDA[1] (millions) *Measures our growth*	50.0%	$423.0	$564.0	$649.0	$513.4	41.02%
Return on Capital Employed[2] *Measures our profitability*	5.0%	5.0%	10.0%	15.0%	7.4%	3.70%
STIP Cash Flow[3] (millions) *2025 strategic objective*	20.0%	$158.0	$210.0	$242.0	$211.4	20.85%
Operational Excellence/ ESG Performance Metrics	**15.0%**					**25.80%**
Mechanical downtime *Low unplanned mechanical downtime lowers costs, increases revenue, and supports our High Performance, High Value customer service*	3.0%	1.0%	0.9%	0.8%	0.7%	6.00%
Employee retention *A key factor supporting our future growth and High Performance, High Value customer service*	2.0%	85.0%	90.0%	95.0%	91.3%	2.52%
Safety performance[4] *A key factor supporting our future growth and High Performance, High Value customer service*						
Total Recordable Incident Rate (TRIR)	3.0%	1.1	1.0	< 0.9	0.9	5.40%
SIF Exposure Rate	3.0%	1.0	0.9	< 0.8	Q1: 1.0 Q2: 0.7 Q3: 0.5 Q4: 0.6	4.88%
Target Zero Days Rate	2.0%	0.29	0.28	0.26	Q1: 0.36 Q2: 0.20 Q3: 0.12 Q4: 0.18	3.00%
Field Leadership Visibility	2.0%	1 per 70	1 per 65	1 per 60	1 per 60	4.00%
Strategic Initiatives	**10.0%**					**4.37%**
R&M Optimization	5.0%	Performance for our strategic initiatives is evaluated based on predefined metrics and targets.			Below Target	4.37%
U.S. Rig Growth	5.0%				Below Threshold	0.00%
Corporate Modifier[4]						**-10.00%**
Corporate Performance Score	**100.0%**					**85.74%**

Notes:

(1) *STIP Adjusted EBITDA* (earnings before income taxes, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization) is a Non-GAAP measure calculated by taking our Adjusted EBITDA, as reported in our Consolidated Statements of Net Earnings (Loss), and adding back $24 million of share-based compensation. STIP Adjusted EBITDA is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

(2) *Return on Capital Employed* does not have a standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on Capital Employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe Return on Capital Employed is a useful metric to measure the effectiveness of management's use of capital in the generation of earnings.

(3) *STIP Cash Flow* was a strategic financial objective to measure our current year cash flow generation. STIP Cash Flow is a Non-GAAP measure and was calculated by taking the increase in cash of $12 million, less the issuance of long-term debt of $149 million and adding back the repayment of long-term debt of $249 million, repurchase of share capital of $76 million, as reported in our Consolidated Statements of Cash Flows, and adding back the cash impact of capital spending for strategic investment of $23 million, in each case for the financial year ended December 31, 2025.

(4) For our senior executives, while performance met the threshold for payout under certain safety metrics, the HRCC made the decision to remove 10.00% of the payout associated with safety based on its assessment of the Company's performance against metrics not included within the Scorecard.

Exhibit 99.1

2025 STIP Payouts

The table below shows the 2025 STIP payouts for each NEO, which were paid in March 2026. Targets for the 2025 metrics were approved by the Board in early February 2025. During the performance period, no adjustments were made to any metrics or targets. The payout amounts were calculated utilizing the pro-rated base salaries paid during the calendar year.

Named Executive	2025 STIP Eligible Base Salary[1]	STIP Target %	Corporate Performance Score	STIP Payout[1]
Carey T. Ford	$741,321	89.72%	85.74%	$570,268
Dustin D. Honing[2]	$316,234	62.89%	99.82%	$198,530
Gene C. Stahl	$663,888	85.00%	85.74%	$483,835
Veronica H. Foley	$603,896	75.00%	85.74%	$388,335
Shuja U. Goraya	$603,896	85.00%	85.74%	$440,113

Notes:
(1) The NEOs based in the U.S. receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the 2025 average exchange rate of 1.3975.
(2) Mr. Honing served as Vice President, Operations Finance from January 1, 2025 through October 5, 2025. During this period, his STIP award was determined under the general employee population scorecard, weighted 85.00% corporate and 15.00% individual. The corporate component for 2025 paid out at 82.33%, and Mr. Honing received an exceptional rating on his individual component, resulting in a 30.00% payout. This produced a combined STIP result of 112.33% for the portion of the year he participated in that scorecard. Effective October 6, 2025, following his promotion to Chief Financial Officer, Mr. Honing transitioned to the Senior Executive STIP scorecard, which is based 100.00% on corporate results and includes no individual component. His payout for this period was prorated and calculated using the Senior Executive STIP result of 85.74%, consistent with the other NEOs. The table above reflects the aggregate payout across both scorecards and the corresponding blended STIP score for Mr. Honing.

Long-term Incentive Plan (LTIP)

Our long-term incentive awards are granted at the beginning of each year to motivate executives and key employees to deliver strong future performance and achieve our strategic plan. It is specifically designed to:
▪ align the interests of participants with those of our shareholders
▪ reward our people for growth in shareholder value and outperforming our industry peers, and
▪ retain key employees in a competitive and highly cyclical environment.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to comparable positions in our Compensation Peer Group, as well as internal equity and overall market competitiveness.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:
▪ PSUs
▪ RSUs, and
▪ stock options[1].

Notes:
(1) No stock options have been granted since 2019.

Generally, as role seniority increases, a greater proportion of total target direct compensation is delivered through long-term incentives. Historically, our CEO and other NEOs have received long-term incentive awards comprising of PSUs, RSUs and stock options. Since 2020, the CEO and NEOs have received LTIP awards targeted at 70% PSUs and 30% RSUs, reflecting a meaningfully higher weighting toward performance-based equity than our peer group average of approximately 55% PSUs.

Long-term incentive awards can be forfeited in certain circumstances – see *Termination and Change of Control* on page 56 for more information. PSUs, RSUs and stock options cannot be assigned, except by will.

The HRCC and the Board do not consider previous grants of long-term incentive awards when determining new grants, except to consider the total limit on equity awards and individual limits, as part of the HRCC's responsibilities for administering the Omnibus Plan.

Each award has different vesting and eligibility criteria as described in the following table.

	Performance Share Units	Restricted Share Units	Stock Options[1]
Form of Award	▪ Share-based awards ▪ Potentially dilutive[2]	▪ Share-based awards ▪ Potentially dilutive[2]	▪ Option to buy Precision shares at a price that is at least the fair market value on the grant date ▪ Plan is dilutive
Who Participates	▪ Senior executives, including the CEO, other NEOs, and key corporate and operational employees ▪ Not open to non-management directors, all full-time employees are eligible participants	▪ Senior executives, including the CEO, other NEOs, and key corporate and operational employees. ▪ Not open to non-management directors, all full-time employees are eligible participants	▪ Senior executives, including the CEO, other NEOs, and key corporate and operational employees. ▪ Not open to non-management directors, all full-time employees are eligible participants
Vesting	▪ Cliff vest at the end of three years ▪ Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)	▪ One-third vests each year over three years ▪ Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)	▪ One-third vests each year beginning on the first anniversary of the grant date ▪ Expire after seven years ▪ If the holder cannot exercise his or her stock options within ten business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it
Payout	▪ Settled in cash, equity, or a combination of both based on the formula on page 45	▪ Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units), or settled for equity or a combination of cash and equity	▪ Based on fair market value (strike price) when the options are exercised ▪ The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date ▪ Options only have value if the price of Precision shares increases above the strike price

Notes:
(1) No stock options have been granted since 2019.
(2) PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares issued from treasury or purchased on the market) or a combination of both, subject to the limits in the Omnibus Plan.

2025 Long-term Incentive Awards

The table below shows the 2025 long-term incentive awards, granted in February 2025 to the CEO and other NEOs, who were allocated 70% PSUs and 30% RSUs, except for Mr. Honing, who was not an Officer at that time.

Named Executive	Long-term Incentive Award ($)[1]	PSU Award Value ($)	PSU Award Units (#)	RSU Award Value ($)	RSU Award Units (#)
Carey T. Ford[2]	$2,516,551	$1,272,205	15,089	$1,244,346	15,237
Dustin D. Honing[3]	$603,327	$111,017	1,279	$492,310	6,105
Gene C. Stahl[4]	$1,747,519	$1,076,429	12,767	$671,090	8,103
Veronica H. Foley	$1,118,333	$782,850	9,285	$335,483	3,979
Shuja U. Goraya	$1,118,333	$782,850	9,285	$335,483	3,979

Notes:
(1) Grant values from February 2025 are based on the volume weighted average price of Precision shares for the five trading days prior to the grant date for the PSUs and RSUs, calculated as US$60.31 on the NYSE and $86.80 on the TSX. The grant values have been converted to Canadian dollars using the exchange rate of 1.3980.
(2) In connection with Mr. Ford's appointment as CEO in October 2025, the Board approved an interim grant of 8,770 RSUs to align his target compensation with the expanded scope of his responsibilities. Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to the grant date, calculated as US$57.02 on the NYSE. The grant values have been converted to Canadian dollars using the exchange rate of 1.3980.
(3) In connection with Mr. Honing's appointment as CFO in October 2025, the Board approved an interim grant of 5,252 RSUs to align his target compensation with the expanded scope of his responsibilities. Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to the grant date, calculated as $79.64 on the TSX.
(4) In connection with Mr. Stahl's appointment as COO in October 2025, the Board approved an interim grant of 2,631 RSUs to align his target compensation with the expanded scope of his responsibilities. Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to the grant date, calculated as US$57.02 on the NYSE. The grant values have been converted to Canadian dollars using the exchange rate of 1.3980.

Exhibit 99.1

2025 Long-term Incentive Grant Mechanics

In 2025, the HRCC remained focused on continuing to align our programs with our strategic priorities of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value.

The HRCC made changes to the awards' mechanics in 2020 based on feedback from shareholders and prevailing trends in our Compensation Peer Group and determined they would be carried forward for LTIP awards granted in 2025, which include the following:

- **Maintain Award Mix Heavily Weighted on Performance-based Vesting** – The CEO and other NEOs award mix was 70% PSUs and 30% RSUs to further support our pay-for-performance philosophy.

- **TSR Collar** – The portion of PSUs granted in 2025 tied to the relative TSR metric includes a collar provision on the multiplier that:

  1) sets a cap at target (1.00x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company's relative TSR ranking, and

  2) sets a floor at threshold (0.40x multiplier) in the event the Company's absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company's relative TSR ranking.

- **PSU Peer Group Includes S&P 500 Index** – Historically, our PSU Peer Groups have included companies with similar business operations (i.e., onshore drilling services and completion and production services) and companies that we regularly compete with for investors. The Committee determined that a benchmark for the broader market's performance should be included to reflect the competition for investors outside of our sector.

- **Cease Granting of Stock Options** – In order to reduce the dilution of Company shares, the Committee determined that no stock options would be granted in 2025, and none have been issued since 2019.

- **Manage Payout Costs with a Cap of 5.0x (five times) Original Grant Value** – For the 2025 grants, the maximum number of PSUs that may be earned is 2.0x (two times) the number granted. Additionally, the Board manages the Company's financial exposure by capping total PSU payouts at 5.0x (five times) the original grant value, which can be achieved through any combination of share price appreciation and PSU multiplier.

2025 PSU Grants

PSUs are cliff vested at the end of a three-year performance period. PSUs granted in 2025 will vest in February 2028. The amount the executives ultimately receive depends on the resulting multiplier, determined by our PSU performance metrics, and our share price at the end of the vesting period. In 2025, the Committee determined the weighting for the PSU metrics would be based on 100% relative TSR, aligned with our goal to enhance shareholder value.

 X  X  =

| **Number of PSUs Granted** | **Payout Multiplier**
0-2x based on performance metric results:
100% Relative TSR | **Share Price**[1] | **Final PSU Payout** |

Notes:
(1) Cash settlement for PSUs is based on the five-day volume weighted average price of Precision's shares prior to, but not including, the vesting date. PSUs settled in shares will result in a number of Precision shares to be issued, subject to the Omnibus Plan, from treasury (or purchased on the open market) equal to the number of PSUs granted multiplied by the payout multiplier.

Relative TSR – 100% weighting

Shareholder returns remain a key priority for Precision. Although macroeconomic events have disrupted conventional methods of valuation, traditional strategic actions, such as balance sheet improvement and share buybacks should ultimately translate into an increase in shareholder returns. Additionally, we believe relative TSR is an important measure of Company performance because it reflects our ability to outperform peer companies affected by similar market conditions. Precision's ranking and the resulting multiplier are determined by comparing our three-year TSR against the TSR of our PSU Performance Peer Group using the scale below. With our TSR collar, there is also a cap on the payouts should absolute TSR results be negative. TSR is adjusted to reflect dividends paid over the period, and the HRCC may determine the multiplier using interpolation if our performance falls between ranges.

TSR Ranking	Multiplier
85th Percentile or higher	2.0x payout
50th Percentile (median)	1.0x payout
35th Percentile	0.4x payout
Below 35th Percentile	zero payout

2025 Relative TSR Performance Peer Group

The following 15 companies and 1 index make up our PSU Performance Peer Group for assessing relative shareholder return performance for the 2025 PSU grants:

- Calfrac Well Services Ltd.
- CES Energy Solutions Corp.
- Ensign Energy Services Inc.
- Helmerich & Payne, Inc.
- Mattr Corp.
- Nabors Industries Ltd.
- National Energy Services Reunited Corp.
- NextTier Oilfield Solutions, Inc.
- Patterson-UTI Energy, Inc.
- RPC, Inc.
- Secure Waste Infrastructure Corp.
- Select Water Solutions, Inc.
- TETRA Technologies, Inc.
- Total Energy Services Inc.
- Trican Well Service Ltd.
- S&P 500 Index

Our PSU Performance Peer Group is made up of companies with similar business operations (onshore drilling services and completion and production services) with which we compete for capital and investors. It is slightly different from our Compensation Peer Group, which includes comparable companies that we compete with for executive talent. We have also included the S&P 500 Index in our PSU Performance Peer Group.

The HRCC reviews our PSU Performance Peer Group at the time of award to make sure it is relevant and appropriate. Our independent consultant assists the HRCC in its review, and follows four key principles for establishing the group:
- chooses companies with similar business operations (e.g., onshore drilling services and completion and production services)
- includes companies that we regularly compete with for investors
- includes several peers from our Compensation Peer Group so that pay is directionally aligned with corporate performance, and
- selects at least 12 peers to provide statistically valid results.

The HRCC reviews our PSU Performance Peer Group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group. In 2025, the Committee continued to include a benchmark for the broader market's performance to represent the competition for investors outside our sector.

TSR Collar

Starting with the 2020 PSU grants, the portion of PSUs tied to the relative TSR metric (100% in 2024) includes a collar provision on the multiplier that sets a cap at target (1.0x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company's relative TSR ranking. The collar also sets a floor at threshold (0.4x multiplier) in the event the Company's absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company's relative TSR ranking. A summary of the TSR Collar structure is shown below:

Absolute 3-Year TSR	Impact on TSR Multiplier
<0%	Cap of 1.0x, regardless of relative TSR ranking
>S&P 500 Index	Minimum of 0.4x, regardless of relative TSR ranking

At the end of the three-year performance period, the HRCC's compensation consultant assesses Precision's relative TSR performance. The HRCC reviews Meridian's assessment, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval.

PSU Payout Cap

The maximum number of PSUs that may be earned is 2.0x the number granted. The HRCC implemented a ceiling to manage the Company's financial exposure by capping total payout at 5.0x the original grant value, which can be achieved through any combination of share price appreciation and PSU multiplier.

2023 PSU Award Payouts

The 2023 PSU grants vested in February 2026. The awards' performance was based 100% on relative TSR performance. The awards were paid out in cash, and settled subsequent to December 31, 2025.

Our TSR for the three-year period ending February 2026 was compared to our PSU Performance Peer Group for the 2023 PSU awards:

- Calfrac Well Services Ltd.
- CES Energy Solutions Corp.
- Ensign Energy Services Inc.
- Helmerich & Payne, Inc.
- Mattr Corp.
- Nabors Industries Ltd.
- National Energy Services Reunited Corp.
- NexTier Oilfield Solutions Inc.
- Patterson-UTI Energy, Inc.
- RPC, Inc.
- Secure Waste Infrastructure Corp.
- Select Water Solutions, Inc.
- TETRA Technologies, Inc.
- Total Energy Services Inc.
- Trican Well Service Ltd.
- S&P 500 Index

Exhibit 99.1

Meridian provided the HRCC with a report of their assessment of our relative TSR ranking at the end of the three-year performance period, showing Precision had -2% total shareholder return over the three-year period resulting in the 47th percentile of the PSU Performance Peer Group.


2023 PSU TSR Performance
CES Energy Solutions Corp. 425%
TETRA Technologies, Inc. 195%
National Energy Services Reunited Corp. 170%
Secure Waste Infrastructure Corp. 132%
Trican Well Service Ltd. 114%
S&P 500 Index 78%
Total Energy Services Inc. 91%
Select Water Solutions, Inc. 48%
Precision Drilling Corp. -2%
Ensign Energy Services Inc. -19%
Helmerich & Payne, Inc. -23%
Calfrac Well Services Ltd. -26%
RPC, Inc. -26%
Mattr Corp. -41%
Patterson-UTI Energy, Inc. -52%
Nabors Industries Ltd. -62%
Final Performance Ranking: 47th percentile
Resulting Multiplier: 0.88x

Payout of 2023 PSU Awards

The payout multiplier, as approved by the HRCC and the Board, was 0.88x. The table below provides the payout details for the NEOs.

Named Executive	Number of PSUs Granted	Final Multiplier	Five-day Weighted Average Price(1)	PSU Payout
Carey T. Ford	10,780	0.88x	$79.39	$1,052,493
Dustin D. Honing	1,030	0.88x	$108.00	$97,891
Gene C. Stahl	8,620	0.88x	$79.39	$841,604
Veronica H. Foley	6,470	0.88x	$79.39	$631,691
Shuja U. Goraya	6,470	0.88x	$79.39	$631,691

Notes:

(1) PSU payouts were settled in cash. The total award value of the payouts as presented in the table above utilize the volume weighted average price of Precision shares for the five trading days prior to the vesting date, which was US$79.39 on the NYSE and $108.00 on the TSX, with US amounts converted to Canadian dollars using the exchange rate of 1.3975 for any amounts paid in cash.

All Other Compensation

Retirement Benefits

The NEOs participate in the same retirement plans as our other full-time employees, and participation is voluntary.

The Canadian program has three components:

- a defined contribution pension plan where we match participants' contributions up to 5% of their base salary
- a group registered retirement savings plan, and
- a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants' contributions up to 5% of their cash compensation (base salary plus their STIP award). This plan is not considered a pension plan under Canadian law.

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain employees. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the NEOs are eligible to participate in the plan.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares. Currently, we match 20% of an employee's contribution, and the employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Participants can change their contribution percentage and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees. The table below shows the number of shares purchased by participants (including any applicable company match) through the plan for the previous three years:

as at December 31	2023	2024	2025
Number of shares purchased	37,555	47,092	61,336
Number of shares outstanding	14,336,539	13,779,502	12,932,399
Burn rate	**0.26%**	**0.34%**	**0.47%**

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining high-performing employees in a highly competitive market.

Our Canadian, U.S. and International benefits programs offer competitive, comprehensive coverage and cost sharing, and the NEOs participate in the same programs as our other employees. The programs consist of:

- basic and optional life insurance, dependent life insurance, and accidental death and dismemberment insurance
- extended health, vision and dental care
- short-term and long-term disability insurance
- employee assistance plan, and
- out-of-country emergency medical plan.

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each NEO receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships, vary by position.

See the *Summary Compensation Table* on page 52 for more information.

Exhibit 99.1

HOW OUR CEO IS COMPENSATED



Carey T. Ford

President and Chief Executive Officer

Based in Houston, Texas
CEO since October 2025

2025 Strategic Priorities and Accomplishments

At the beginning of each year, Precision establishes its key strategic priorities and measures its results against these throughout the year. The Company endured another year of industry cyclicality caused by several geopolitical events including OPEC+ easing of curtailments, trade and tariff uncertainty, international conflicts, and concerns over excess supply.

Below is a summary of our 2025 strategic priorities and our accomplishments in a dynamic market environment.

Maximize free cash flow through disciplined capital deployment and strict cost management.

With the organization's focus on and Mr. Ford's effective management of our cost structure, Precision delivered another year of robust free cash flow. We generated cash from operations of $413 million, allowing us to fund 27 major rig upgrades, meet our debt reduction and share repurchase goals, and increase our cash balance by $12 million year over year.

We delivered resilient operating margins in Canada and the U.S. even though average industry activity declined 5% and 6%, respectively.

Under Mr. Ford's direction, we proactively improved our cost structure, reducing fixed costs in the first quarter and expect to realize approximately $10 million in annual operating and G&A expense savings. In the second quarter, we wound down our U.S. well service operations into our Canadian business and sustained Completion and Production Services Adjusted EBITDA and free cash flow generation year over year.

Enhance shareholder returns through debt reduction and share repurchases

We enhanced shareholder returns by reducing debt by $101 million and ended the year with a Net Debt to Adjusted EBITDA ratio of 1.2 times. Over the past four years, Precision has reduced debt by $535 million and is well on track to meet its long-term debt repayment target of $700 million between 2022 and 2027 and achieve a Net Debt to Adjusted EBITDA ratio of 1.0 times. We also returned $76 million to shareholders through share repurchases, achieving the midpoint of our target range, and reduced our outstanding common shares by 6%.

Mr. Ford has been instrumental in Precision's capital allocation plans since 2015, allocating $1.7 billion of its free cash flow to debt repayments and share buybacks, while investing over $1.5 billion in its fleet and completing two acquisitions.

Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistically consolidating tuck-in acquisitions

Demand for our services is robust as our _High Performance, High Value_ strategy along with our _Super Series_ rigs, Alpha™ technologies, EverGreen™ suite of environmental solutions, and people continue to differentiate our services.

During the year, Mr. Ford directed $107 million in expansion and upgrade capital investment, which provided for 27 customer-funded rig upgrades in Canada and the U.S. Our rig upgrades provide Precision with attractive returns of capital and result in industry leading drilling rigs.

In Canada, we grew our drilling rig market share year over year and maintained strong pricing with revenue per utilization day improving 2%. Our _Super Triple_ and _Super Single_ rigs, which represented approximately 80% of the Company's Canadian fleet in 2025, are in high demand, leading us to relocate two _Super Triple_ rigs from the U.S. to Canada under long-term contracts during the fourth quarter.

In the U.S, even with declining industry activity, we improved our rig utilization from a low of 27 active rigs in February to a peak of 40 active rigs in October and exited the year with 36 active rigs.

During the year, we continued to expand our EverGreen™ suite of environmental solutions product offering across our _Super Series_ fleet and increased our EverGreen™ revenue 22% year over year.

2025 CEO Compensation

Mr. Ford's total direct compensation for 2025 is aligned slightly below the median (50th percentile) of our 2025 Compensation Peer Group, consistent with our stated philosophy of targeting the median based on the executive's experience, performance, and other factors.

2025 Pay Mix

The graph below shows the breakdown of Mr. Ford's total direct compensation for 2025 converted to Canadian dollars as reported in the Summary Compensation Table on page 52.





Variable/at-risk Compensation – 79%

● **Share-based Awards $2,516,351**
Includes awards that will be paid out over the next 3 years based on the share price and performance against our metric targets, comprised of 30% RSUs and 70% PSUs.

● **Annual Incentive Plan $570,268**
Includes compensation tied directly to annual operational and financial performance against Board approved targets and objectives.

● **Salary $728,947**
Base Salary is a fixed amount based on experience, education, time in the role, performance, internal equity and market competitiveness against our Peer Group.

● **All Other Compensation $60,980**
Includes leased vehicle, tax preparation services, executive health program, employer portion of benefit premiums, employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

$3,876,745
2025 Summary Compensation Table Total

Base Salary

Effective October 6, 2025 the Board appointed Mr. Ford to the position of CEO and established his annual base salary at US$700,000. Prior to his promotion, Mr. Ford served as CFO, where his base salary was US$479,400.

Short-term Incentive

Mr. Ford received a 2025 STIP payout of US$408,063 that was based on his prorated targeted award for the year (89.72% of base salary) and the Board's assessment of our corporate performance in 2025. Our 2025 corporate performance score was calculated at 85.74%.

Long-term Incentive

Mr. Ford's targeted 2025 LTIP grant was US$1,800,000. Prior to his appointment as CEO, while serving as CFO, Mr. Ford received an LTIP grant with a target value of US$1,300,000, which was allocated 70% to PSUs and 30% to RSUs, effective February 1, 2025. Upon his appointment to CEO, Mr. Ford received an interim grant of RSUs with a target value of US$500,000.

Perquisites

Mr. Ford's perquisites include a leased vehicle, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, the employer portion of contributions to the 401(k) and the Employee Stock Purchase Plan.

Share Ownership (as of March 25, 2026)

As CEO, Mr. Ford is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the higher of the actual purchase cost or the current market value of our shares.

Number of Precision shares	Market Value[1]	Meets Share Ownership Target[2]
102,895	$14,498,934	Yes, holds 5x his base salary

Notes:
(1) The market value of Mr. Ford's shares are based on $140.91, the closing price of Precision shares on the TSX on March 25, 2026.
(2) Share ownership targets are calculated using the actual purchase cost or market value of the shares or RSUs, whichever is higher. Mr. Ford's share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 25, 2026 exchange rate.

Exhibit 99.1

Share Performance

The graph below shows our TSR over the last five years, assuming $100 was invested in Precision shares on December 31, 2020 and dividends were reinvested over the same period. It compares Precision to the TSR of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the median TSR of our 2025 PSU Performance Peer Group.



Total Shareholder Return

at December 31	2020	2021	2022	2023	2024	2025
Precision (PD: TSX)	$100	$214	$496	$344	$420	$471
S&P/TSX Composite	$100	$122	$111	$120	$142	$182
S&P/TSX Equal Weight Oil & Gas Index	$100	$158	$202	$199	$233	$256
2025 PSU Performance Peer Group[1]	$100	$156	$264	$249	$298	$370

Notes:
(1) Our 2025 PSU Performance Peer Group consisted of 15 companies with similar business operations that we compete with for investors and one index, the S&P 500. The TSR shown in the graph above assumes our same PSU Performance Peer Group for all previous years (see page 46 for details about our 2025 PSU Performance Peer Group).

Cost of Management Ratio

The table below compares our Adjusted EBITDA to the total compensation paid to our NEOs for the last five years. Overall, the Cost of Management Ratio has averaged below 5% of Adjusted EBITDA over the past five years.

($ in millions)	2021	2022	2023	2024	2025	
Total compensation cost	$11.9	$14.9	$16.3	$16.6	$18.1	Five year average
Adjusted EBITDA	$192.8	$311.6	$611.2	$568.6	$511.1	cost of management
Cost of management ratio	6.2%	4.8%	2.7%	2.8%	3.5%	ratio 4.0%

The cost of management ratio includes the following NEOs:
 2021: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Darren J. Ruhr
 2022: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya
 2023: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya
 2024: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya
 2025: Carey T. Ford, Dustin D. Honing, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya[1]

(1) Mr. Neveu retired as of October 3, 2025.

There is no direct correlation between TSR and total cash compensation (base salary + short-term incentive) awarded to our NEOs because base salary and the short-term incentive plans are not based on share performance, other than the extent to which our STIP scorecard results and share price performance are correlated. The value realized from our LTIP awards is correlated to our TSR because the value is directly tied to the value of Precision shares, which are aligned with shareholder interests. For more information, see *Long-term Incentive Plan* on page 43 for more information.

2025 COMPENSATION DETAILS

Summary Compensation Table

The table below shows the total compensation paid or awarded to each NEO in the last three years ending December 31, 2025. All amounts are in Canadian dollars.

(as at December 31, 2025) Name and Principal Position[1]	Year	Salary ($)[2]	Share-based Awards ($)[3]	Option-based Awards ($)	Non-equity Incentive Plan Annual Incentive Plan ($)[4]	Pension Value ($)[5]	All Other Compensation ($)[6]	Total Compensation ($)[7]
Carey T. Ford	2025	728,947	2,516,551	—	570,268	—	60,980	3,876,745
President and	2024	625,005	1,710,564	—	529,893	—	83,730	2,949,192
Chief Executive Officer	2023	615,600	1,665,354	—	575,682	—	74,155	2,930,791
Dustin D. Honing	2025	302,950	603,327	—	198,530	15,663	29,959	1,150,429
Chief Financial	2024	255,420	185,203	—	147,771	11,602	25,542	625,538
Officer	2023	236,500	184,868	—	140,879	10,332	23,650	596,229
Gene C. Stahl	2025	661,700	1,747,519	—	483,835	—	134,708	3,027,762
Chief Operating	2024	613,371	1,447,027	—	518,579	—	92,695	2,671,672
Officer	2023	604,140	1,332,283	—	498,245	—	90,914	2,525,582
Veronica H. Foley	2025	603,399	1,118,333	—	388,335	—	78,913	2,188,980
Chief Legal and Compliance	2024	564,688	1,052,531	—	422,630	—	63,887	2,103,736
Officer	2023	556,190	999,212	—	458,827	—	56,287	2,070,516
Shuja U. Goraya	2025	603,399	1,118,333	—	440,113	—	120,951	2,282,796
Chief Technology Officer	2024	564,688	1,052,531	—	478,981	—	107,476	2,203,676
and President, International	2023	556,190	999,212	—	458,827	—	91,978	2,106,207
Kevin A. Neveu	2025	894,406	4,473,584	—	—	—	244,809	5,612,799
Retired President and	2024	1,096,176	4,288,880	—	1,171,308	—	93,068	6,649,432
Chief Executive Officer	2023	1,079,680	4,262,874	—	1,304,869	—	107,893	6,755,316

Notes:

(1) Mr. Neveu retired as of October 3, 2025. Mr. Ford was appointed Chief Executive Officer effective October 6, 2025, having previously served as Chief Financial Officer. Mr. Honing was appointed Chief Financial Officer effective October 6, 2025, having previously served as Vice President of Operations, Finance.

(2) 2025 base salaries for the NEOs were paid in U.S. dollars and converted to Canadian dollars using an annual average exchange rate of 1.3975.

(3) Share-based awards represent the grant date fair value of PSU and RSU awards calculated as the number of awards multiplied by the share price on the applicable grant date. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

   2025 awards: 1.3980 (February 1, 2025 for PSUs and RSUs)

   2024 awards: 1.3404 (February 1, 2024 for PSUs and RSUs), and

   2023 awards: 1.3321 (February 1, 2023 for PSUs and RSUs).

(4) Annual incentive plan is the annual cash bonus (STIP) earned for the year and based on performance criteria for that year and reward is paid in March of the following year.

(5) Pension value represents Precision's matching contributions under the defined contribution pension plan.

(6) Perquisites totaled more than US$50,000 for each NEO and include the following:

   Mr. Ford: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

   Mr. Honing: a leased vehicle, parking, tax preparation services, the employer portion of benefit premiums, and the employer portion contribution to the Canadian DCPP and Employee Share Purchase Plan.

   Mr. Stahl: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

   Ms. Foley: a leased vehicle, parking, tax preparation services, annual club and membership dues, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

   Mr. Goraya: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

   Mr. Neveu: a vehicle, parking, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

(7) If not specifically identified in one of the above footnotes, compensation for the NEOs for 2025, 2024 and 2023 was converted to Canadian dollars using the average exchange rate of 1.3975, 1.3702, and 1.3496 respectively.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2025 STIP award) for each NEO during the year ended December 31, 2025.

Named Executive[1]	Option-based awards – Value vested during the year ($)[2]	Share-based awards – Value vested during the year ($)[3]	Non-equity incentive plan compensation – Value earned during the year ($)[4]
Carey T. Ford	—	$1,697,209	$570,268
Dustin D. Honing	—	$185,587	$198,530
Gene C. Stahl	—	$1,379,477	$483,835
Veronica H. Foley	$246,181	$1,025,887	$388,335
Shuja U. Goraya	—	$1,025,887	$440,113
Kevin A. Neveu	—	—	—

Exhibit 99.1

Notes:

(1) Mr. Neveu retired as of October 3, 2025.

(2) Value calculated as the amount by which the closing price of the underlying common shares on the date of exercise exceeds the option exercise price before withholding of any taxes.

(3) Share-based awards – For the CEO and other NEOs, the value vested includes the 2023 PSU, the first tranche of the 2025 RSU payouts, the second tranche of the 2024 RSU payouts and the third tranche of the 2023 RSU payouts, of which RSUs were settled with common shares issued from Treasury and PSUs paid out in cash, with a final multiplier of 0.88x. The total award value of the payouts as presented in the table above utilizes the volume weighted average price of Precision shares for the five trading days prior to, but not including, the vesting date of US$79.39 on the NYSE and $108.00 on the TSX, and converted to Canadian dollars using the exchange rate of 1.3975.

(4) Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2025 average exchange rate of 1.3975.

Equity-based Compensation

Outstanding Option-based Awards and Share-based Awards

The table below shows the outstanding option-based and share-based awards for each NEO as of December 31, 2025.

| Named Executive[1] | Year | Option-based Awards | | | | Share-based Awards | | |
		Number of Shares Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options ($)[2]	Number of Share or Units of Shares that have not Vested (#)[3]	Market or Payout Value of Share-based Awards that have not vested ($)[2][4]	Market or Payout Value of Vest Share-based Awards Not Paid Out or Distributed ($)
Carey T. Ford	2025	—	—	—	—	30,326	$2,992,060	—
President	2024	—	—	—	—	19,044	$1,878,942	—
and CEO	2023	—	—	—	—	12,320	$1,215,531	—
Total		**—**			**—**	**61,690**	**$6,086,533**	**—**
Dustin D. Honing	2025	—	—	—	—	7,384	$727,250	—
Chief Financial	2024	—	—	—	—	1,940	$191,071	—
Officer	2023	—	—	—	—	1,258	$123,900	—
Total		**—**			**—**	**10,582**	**$1,042,221**	**—**
Gene C. Stahl	2025	—	—	—	—	20,870	$2,059,101	—
Chief Operating	2024	—	—	—	—	16,110	$1,589,464	—
Officer	2023	—	—	—	—	9,854	$972,227	—
Total		**—**			**—**	**46,834**	**$4,620,793**	**—**
Veronica H. Foley	2025	—	—	—	—	13,264	$1,308,669	—
Chief Legal and	2024	—	—	—	—	11,717	$1,156,037	—
Compliance Officer	2023	—	—	—	—	7,394	$729,516	—
Total		**—**			**—**	**32,375**	**$3,194,221**	**—**
Shuja U. Goraya	2025	—	—	—	—	13,264	$1,308,669	—
Chief Technology	2024	—	—	—	—	11,717	$1,156,037	—
Officer and	2023	—	—	—	—	7,394	$729,516	—
President,	2022	—	—	—	—	—	—	—
International	2021	—	—	—	—	—	—	—
	2020	—	—	—	—	—	—	—
	2019	2,725	US$51.20	25-Feb-26	$56,353	—	—	—
Total		**2,725**			**$56,353**	**32,375**	**$3,194,221**	**—**
Kevin A. Neveu	2025	—	—	—	—	—	—	—
Retired President and	2024	—	—	—	—	—	—	—
CEO	2023	—	—	—	—	—	—	—
Total		**—**			**—**	**—**	**—**	**—**

Notes:

(1) Mr. Neveu retired as of October 3, 2025.

(2) Values of the option-based and share-based awards granted to the CEO and other NEOs are based on the closing price of Precision shares on December 31, 2025, US$71.88 on the NYSE and $98.49 on the TSX, and were converted to Canadian dollars using the December 31, 2025 exchange rate of 1.3726.

(3) Share-based awards that have not vested for CEO and other NEOs are comprised of PSUs and RSUs. For Mr. Ford, 2025 awards include 15,089 PSUs and 15,237 RSUs, 2024 awards include 14,810 PSUs and 4,234 RSUs, and 2023 awards include 10,780 PSUs and 1,540 RSUs. For Mr. Honing, 2025 awards include 1,279 PSUs and 6,105 RSUs, 2024 awards include 1,340 PSUs and 600 RSUs, and 2023 awards include 1,030 PSUs and 228 RSUs. For Mr. Stahl, 2025 awards include 12,767 PSUs and 8,103 RSUs, 2024 awards include 12,530 PSUs and 3,580 RSUs, and 2023 awards include 8,620 PSUs and 1,234 RSUs. For Ms. Foley, 2025 awards include 9,285 PSUs and 3,979 RSUs, 2024 awards include 9,110 PSUs and 2,607 RSUs, and 2023 awards include 6,470 PSUs and 924 RSUs. For Mr. Goraya, 2025 awards include 9,285 PSUs and 3,979 RSUs, 2024 awards include 9,110 PSUs and 2,607 RSUs, and 2023 awards include 6,470 PSUs and 924 RSUs.

(4) The value of all PSU awards assumes a payout multiplier of 1.0x. PSUs may vest between 0% and 200% based on performance.

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans as of December 31, 2025.

Type of Plan	Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards and DSUs (#)	Weighted Average Exercise Price of Outstanding Equity-based Awards ($)	Number of Shares Remaining Available for Future Issue Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders			
1. Omnibus Plan [1][2][3]	129,785	$70.15	417,583
2. DSU plans[4]	64,020	—	157,533
Equity compensation plans not approved by shareholders	—	—	—
Total	**193,805**		**575,116**

Notes:
(1) RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, that may or are intended to be settled in common shares issued from treasury and are included in the calculation of the Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards, using a 1.0x payout multiplier for PSUs.
(2) Stock options will only be granted under the Omnibus Plan going forward. As of December 31, 2025, 2,725 stock options remain outstanding.
(3) The number of shares available for future issuance under the Omnibus Plan is the total plan limit of 1,389,694 less the number of options and common shares issuable on exercise/vesting, as applicable, of options and RSUs and PSUs, as applicable, under our Omnibus Plan.
(4) DSUs outstanding include DSUs granted under the old DSU plan, the 2012 DSU plan and 2024 DSU plan. DSUs outstanding under the old DSU plan total 1,470. DSUs outstanding under the 2012 DSU plan total 55,207. DSUs under the 2024 DSU plan total 7,343.

Granting Stock Options and Awards

As of December 31, 2025, we had 12,932,399 shares outstanding and 129,785 shares reserved for issue under our stock option plan and Omnibus Plan. We have several limitations under the plan to mitigate risk:

Plan Limits (within the Fixed Maximum of 1,389,694 Common Shares)	as a % of the Shares Outstanding
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%
2025 Burn Rate	**0.67%**

The table below provides details about award grants intended to be settled in shares under the stock option plan and Omnibus Plan for the last three fiscal years.

(as at December 31)	2023		2024		2025	
Measure of dilution	# of Equity-based Awards	% of shares outstanding[1]	# of Equity-based Awards	% of shares outstanding[1]	# of Equity-based Awards	% of shares outstanding[1]
Annual grant – the total number of awards granted under the plans each year [2]	46,740	0.33%	61,930	0.45%	86,767	0.67%
Equity-based awards outstanding – the total number of awards outstanding (including the annual grant) under the plans at the end of each year[3]	244,068	1.70%	189,225	1.37%	129,785	1.00%
Equity-based awards available for grant – the number of awards remaining in the reserve approved by shareholders and available for grant under the plans at the end of each year	248,207	1.73%	508,422	3.69%	417,583	3.23%
Overhang – the number of awards outstanding plus the number of awards remaining in reserve approved by shareholders and available for future grants	492,275	3.43%	697,647	5.06%	547,368	4.23%

Notes:
(1) Percentage of shares outstanding is calculated using the weighted average outstanding shares for the year-ended December 31. RSUs and PSUs granted under the Omnibus Plan that are intended to be settled in common shares issued from treasury are included in the calculation of burn rates using a 1.0x payout multiplier for PSUs.
(2) The annual grant totals included in the table above represent only awards that are intended to be settled in common shares issued from treasury, as determined by the HRCC at the time of grant. Additional awards that are intended to be settled in cash, as determined by the HRCC at the time of grant and are accounted for as such in our financial statements, include the following: 2023: 187,003 RSU and PSU awards representing 1.30% of weighted average outstanding shares, 2024: 243,200 RSU and PSU awards representing 1.88% of weighted average outstanding shares, 2025: 215,971 RSU and PSU awards representing 1.67% of weighted average outstanding shares.
(3) The 129,785 equity-based awards outstanding as of December 31, 2025 were made up of 127,060 executive RSUs and 2,725 stock options.

Exhibit 99.1

About the Stock Option Plan and Omnibus Plan

As of December 31, 2025, there were 129,785 stock options, PSUs and RSUs issued or outstanding under our stock option plan and our Omnibus Plan which have, may, or are intended to be settled in common shares issued from treasury, representing 1.00% of the issued and outstanding common shares (assuming each option, PSU and RSU is converted into one common share), and 64,020 DSUs under the DSU plans, representing 0.50% of the outstanding common shares (assuming each DSU is converted into one common share). Under the 2024 DSU Plan, 31,100 DSUs vested during the year and were settled in common shares. The burn rate for the DSU plans in 2025 was 0.24%.

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:
- increasing the number of Precision shares reserved for issue under the stock option plan
- reducing the exercise price of a stock option
- extending the term of a stock option
- increasing any limit in our stock option plan on grants to insiders
- adding any form of financial assistance by Precision for the exercise of options
- changing the amending provisions of the stock option plan, and
- granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

Neither the Board, nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan. See *Termination and Change of Control* on page 56 for a summary of the effect termination of employment will have on stock options, PSUs and RSUs.

At our annual meeting in 2022, shareholders approved amendments to the Omnibus Plan, including: (i) an increase by 200,000 to the maximum number of common shares available for issuance under the Omnibus Plan and removal of the sub-limit for certain share based awards, (ii) certain changes in respect of how awards (mainly options) under the Omnibus Plan that are not settled in treasury common shares will impact the remaining share reserve under the Omnibus Plan, (iii) amendments to provide that the share reserve under the Omnibus Plan will not be reduced by the assumption or substitution of equity-based awards of an entity that may be acquired by us or by common shares issued pursuant to an inducement award granted to persons not previously employed by us, and (iv) changes to the amending provisions to align the Omnibus Plan with more modern plans of other TSX listed companies. See our Management Information Circular for our 2022 annual meeting for further information. Additionally, at our 2024 annual meeting, shareholders approved a 500,000 common share increase to the number of common shares available for issuance under the Omnibus Plan.

The Board can, without shareholder approval, but subject to the following paragraph, amend or suspend any provision of the Omnibus Plan or any Award granted thereunder, or terminate the Omnibus Plan, at any time, regardless of whether any such amendment or suspension is material, fundamental or otherwise. However, except as subject to the Omnibus Plan and applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a participant under any Award previously granted to the participant without the consent of the affected participant. Amendments to the Omnibus Plan are also subject to any required approval of the TSX.

Shareholder approval will be required for the following types of amendments:
- any amendment to increase the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions
- increasing the length of the period after a blackout period when stock options may be exercised
- to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date
- to allow non-employee directors to participate under the Omnibus Plan
- to remove or exceed the limit of insiders participating in the Omnibus Plan
- to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions
- to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 (ten) business days following a blackout period if the option expired during or within 10 (ten) business days following a blackout period)
- to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes, and
- to change the amendment provisions that will increase the Board's authority to amend the Omnibus Plan without shareholder approval.

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:
- establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan
- correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary, and
- seek recommendations from the Chair of the Board or the CEO regarding any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan (DCPP) holdings of our NEOs in 2025. Mr. Honing has participated in the DCPP since 2011. Mr. Neveu stopped participating in the DCPP upon his relocation to Houston, Texas on March 1, 2016 and transferred his funds after his retirement in 2025. Mr. Stahl stopped participating in the DCPP upon his relocation to Houston on March 1, 2010 and in 2020, transferred his funds to an external locked-in registered retirement savings plan and is no longer a participant in the DCPP. As Mr. Ford, Ms. Foley, and Mr. Goraya are U.S.-based employees, they have not participated in the DCPP prior to or during 2025.

Named Executive[1]	Accumulated Value at Start of Year ($)	Compensatory ($)[2]	Non-Compensatory ($)[3]	Accumulated Value at Year-End ($)
Kevin A. Neveu	862,546	—	—	—
Dustin D. Honing	221,392	15,663	45,032	282,087

Notes:
(1) Mr. Neveu retired as of October 3, 2025.
(2) Represents employer contributions during 2025.
(3) Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

Termination and Change of Control

Employment Agreements

Precision maintains executive employment agreements with all of our NEOs, and in 2024, the HRCC and Board of Directors updated the CEO's employment agreement to align with industry standards and U.S. market practices. These updates ensure competitiveness while supporting the Company's long-term strategic objectives.

Each agreement describes the benefits, if any, to be received by the executive if employment is terminated for any reason (other than for cause), including retirement (CEO only), death, disability, termination without cause and constructive dismissal. The terms of the agreements are based on competitive practices and include non-compete (CEO only) and non-solicitation provisions to protect Precision's interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan, except as noted in footnote 5 of the table under the heading *Termination and Change of Control Benefits* on page 57.

Change of Control

Under the terms of our executive employment agreements, change-in-control payments are subject to a double trigger requirement. First, there must be a Change of Control, as defined in the applicable agreement. This typically involves a significant corporate transaction, such as a merger, acquisition, or sale of substantially all company assets. Second, the executive must be either terminated without cause or constructively dismissed within a specified period following the Change of Control, two years for the CEO and six months for other NEOs. This structure ensures alignment with shareholder interests and prevents windfall payments in the absence of an actual employment disruption.

Exhibit 99.1

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each NEO would receive under each termination scenario, assuming the termination occurred on December 31, 2025.

Named Executive[1]	Resignation	Retirement[2]	Termination without cause[3][4]	Change of control and subsequent termination[4]
	($)	($)	($)	($)
Carey T. Ford				
President and CEO				
Cash payment[5]	—	—	$4,508,421	$4,508,421
Long-term incentives[6][7]	—	—	$3,008,838	$6,086,533
Total	**—**	**—**	**$7,517,259**	**$10,594,954**
Dustin D. Honing				
Chief Financial Officer				
Cash payment[5]	—	—	$2,084,698	$2,084,698
Long-term incentives[6][7]	—	—	$334,967	$1,042,221
Total	**—**	**—**	**$2,419,665**	**$3,126,919**
Gene C. Stahl				
Chief Operating Officer				
Cash payment[5]	—	—	$2,468,801	$2,468,801
Long-term incentives[6][7]	—	—	$2,454,449	$4,620,793
Total	**—**	**—**	**$4,923,250**	**$7,089,594**
Veronica H. Foley				
Chief Legal and Compliance Officer				
Cash payment[5]	—	—	$2,074,318	$2,074,318
Long-term incentives[6][7]	—	—	$1,791,629	$3,194,221
Total	**—**	**—**	**$3,865,947**	**$5,268,539**
Shuja Goraya				
Chief Technology Officer and President, International				
Cash payment[5]	—	—	$2,227,358	$2,227,358
Long-term incentives[6][7]	—	—	$1,791,629	$1,791,629
Total	**—**	**—**	**$4,018,988**	**$4,018,988**

Notes:
(1) Mr. Neveu retired as of October 3, 2025. See Summary Compensation table for the compensation received in 2025.
(2) If the CEO retires, eligibility for retirement benefits is contingent upon providing at least 180 days' notice, having a minimum of 10 years of continuous service, and reaching a minimum age of 65. Under these conditions, no equity awards would immediately vest. Instead, all outstanding awards would continue to vest according to their original vesting schedule over the designated performance period and would be paid out as scheduled. Additionally, the CEO would be eligible for a prorated STIP award for the year of retirement, calculated based on the company's actual performance. As a potential retirement scenario is assumed to occur at year-end, these potential STIP payments and issuance amount values of share-based awards have been reflected in the Summary Compensation Table.
(3) Termination without cause includes any termination of employment other than retirement, resignation, or for cause.
(4) The amounts for all the NEOs were converted to Canadian dollars using the December 31, 2025 exchange rate of 1.3726.
(5) For cash payments related to termination without cause, the CEO would receive two times the sum of base salary and target STIP. In the event of a change of control followed by termination (including constructive dismissal within 2 years), the CEO would receive two times the sum of base salary and target STIP. For other NEOs (except Mr. Goraya), termination without cause or a change of control followed by termination (including constructive dismissal) within 180 days, would result in a severance payment of 1.5 times and 2.0 times the sum of base salary and target STIP, respectively. For Mr. Goraya, termination without cause would result in a severance payout of 1.5 times the sum of base salary and target STIP.
(6) For the CEO, the treatment of share-based awards upon termination or a change of control followed by termination (including constructive dismissal) within 180 days varies depending on the circumstances. In the case of a termination without cause, a portion of unvested PSUs and RSUs would vest based on the number of days from the grant date to the termination date, while stock options would remain exercisable for 30 days post-termination. If a change of control occurs and is followed by termination (including constructive dismissal) within 2 years, all unvested PSUs and RSUs would vest immediately, and stock options would remain exercisable for 90 days following termination. For the other NEOs, the treatment of share-based awards upon termination or a change of control would not change; a portion of unvested PSUs and RSUs would vest based on the number of days from the grant date to the termination date, while stock options would remain exercisable for 30 days post-termination without cause, 90 days post change-of-control.
(7) Share-based awards for the CEO and other NEOs are valued using the December 31, 2025, closing price of US$71.88 on the NYSE. The valuation of PSUs assumes a 1.0x payout multiplier, while option values are determined by the difference between the strike price and the closing price on December 31, 2025. For Canadian options, the closing price on the TSX was $98.49, while for US options on the NYSE, it was US$71.88. This value was then multiplied by the number of vested options, including any unvested options that would have immediately vested due to the specific termination trigger.

AGENDA ITEM 5

Other Business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of the Circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

536
Precision

Exhibit 99.1

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

You have received this Management Information Circular because you owned Precision shares on March 25, 2026, the record date for the Meeting, and are entitled to vote your shares at our Annual Meeting on May 14, 2026 beginning at 10:00 a.m. MDT. This year's Meeting will be in a virtual-only format via live audio webcast. You will be able to attend via an online platform that will allow you to ask questions, vote and participate electronically in real time. As with a physical meeting, only registered shareholders and duly appointed proxy holders who have standing at the Meeting will be able to address the Meeting and ask questions during the formal conduct of business.

Management and our Board of Directors are asking for your vote (known as *soliciting your proxy*) and we are contacting shareholders electronically and by mail. We have retained Sodali & Co to act as our strategic shareholder advisor and proxy solicitation agent and we are paying them approximately $42,000 for their services.

Voting supports the good governance of the Company and safeguards your investment from possible activism or organized groups of minority shareholders seeking to exploit low voter turnout.

You can vote by proxy if you are unable to vote at the virtual Meeting. As in past years, we expect the vast majority of votes to be cast in advance of the Meeting by proxy.

You can attend the virtual Meeting online at **https://meetnow.global/M9JFRVX**.

The live audio webcast of the Meeting will be available on our website (**www.precisiondrilling.com**), and we will post the webcast details in advance on our website and provide them in a news release. We will also post the voting results and archive the webcast on our website after the Meeting.

Our Board of Directors has approved the contents of this Circular and has authorized us to send it to each shareholder.

Our principal corporate and registered office is located at:

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta
Canada T2P 1G1
Phone: 403.716.4500

About Your Package of Materials

This year, we are again using notice-and-access for registered and beneficial holders, where possible to reduce our printing and mailing costs.

We can deliver our materials for the Meeting electronically if you are:
- a registered shareholder and consented in writing to receive the items electronically, or
- a beneficial shareholder and asked not to receive printed copies of our materials.

Your package includes either a proxy form or a voting instruction form and information about the Meeting and how you can access the materials online.

We have sent you a complete package of printed materials if you are:
- a registered shareholder and did not consent in writing to receive the items electronically, or
- a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary—your bank, trust company, broker or trustee—to send to you).

Turn to page 61 to read more about registered and beneficial shareholders.

If you have questions, please contact Sodali & Co:
- North American Toll-Free Number: 1.888.444.0609
- Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075
- Email: assistance@investor.sodali.com
- North American Toll-Free Facsimile: 1.877.218.5372

VOTING

Who Can Vote

Only holders of Precision shares as of the close of business on March 25, 2026 have the right to vote at the Meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxy holder can vote at the Meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (**Computershare**), at least 10 days before the Meeting to request that your name be included on the list of shareholders entitled to vote at the Meeting. Computershare's contact information is on page 61.

Precision's authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

Quorum

We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the Meeting for it to proceed.

Simple Majority

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this Meeting.

As of March 25, 2026, we had 12,950,561 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are aware of no organization that owns or controls 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or vote at the Meeting by completing a ballot online during the Meeting, as further described under "Attending and Participating at the Meeting." Note that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how to vote. You need to do this as soon as possible using the voting instruction form in this package.

Precision may use the Broadridge QuickVote™ service to assist beneficial shareholders with voting their common shares over the telephone. Alternatively, Sodali & Co may contact such beneficial shareholders to assist them with conveniently voting their Precision shares directly by phone.

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (**www.sedarplus.ca** and **www.sec.gov**) after the Meeting and also post the results on our website and issue a news release with the results.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact Sodali & Co:

Phone: 1.888.444.0609 (toll free in North America)
         1.289.695.3075 (outside North America)

Email: assistance@investor.sodali.com

Facsimile: 1.877.218.5372 (toll free in North America)

Exhibit 99.1

Registered Shareholders

Voting by Proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxy holder) the authority to attend the Meeting and vote your shares for you. You can appoint a person or a company to be your proxy holder and to act on your behalf at the Meeting. The person or company you appoint does not need to be a Precision shareholder.

Beneficial Shareholders

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting at the Meeting

If you wish to vote at the Meeting online, then you must appoint yourself as a proxy holder and follow the directions provided on the voting instruction form in your package. See "Registering your Proxy holder to Participate at the Meeting" and "Attending and Participating at the Meeting."

Carey T. Ford, President and Chief Executive Officer (**CEO** or **Chief Executive Officer**), or in his absence, **Steven W. Krablin, Chair of the Board**, will automatically serve as your proxy holder if you do not appoint someone else. They will vote your Precision shares at the Meeting according to the instructions you provide on your proxy form.

If you do not specify how you want to vote your shares, they will vote:
- *for* electing each nominated director
- *for* appointing the auditors
- *for* our approach to executive compensation

If you want to appoint someone else to be your proxy holder, cross out the names of the Precision proxy holders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Computershare must receive your instructions by **10:00 a.m. MDT on May 12, 2026**. If the Meeting is postponed or adjourned, they must receive the instructions by **10:00 a.m. MDT two business days before the adjourned or postponed Meeting is reconvened**. The Chair of the Board has sole discretion to waive or extend the proxy cut-off time without notice.

Mail your completed proxy form to:	Vote online or by phone using the 15-digit control number
Computershare Trust Company of Canada	on the first page of your proxy form:
100 University Avenue, 8th floor	*Internet: **www.investorvote.com***
Toronto, Ontario, Canada M5J 2Y1	*Phone: 1.866.732.VOTE (8683)*

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote at any time up until the start of the Meeting or as permitted by law. If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

If you voted by phone or online, you can submit a new vote. The new vote will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice by **10:00 a.m. MDT on May 12, 2026** to our registered office at:

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta T2P 1G1

If the Meeting is postponed or adjourned, we must receive your notice by **10:00 a.m. MDT two business days before the postponed or adjourned Meeting is reconvened** or you must vote at the postponed or adjourned meeting online. You may change your vote only in respect of items of business that have not yet been voted on.

Registering Your Proxy holder to Participate At the Meeting

Beneficial Shareholders who wish to appoint themselves or a third-party proxy holder to represent them at the online Meeting **must submit their proxy or voting instruction form (if applicable) prior to registering their proxy holder. Registering your proxy holder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxy holder will result in the proxy holder not receiving an invite code to participate in the Meeting.** To register a proxy holder, shareholders MUST visit **www.computershare.com/Precision** by **10:00 a.m. MDT on May 12, 2026** and provide Computershare with their proxy holder's contact information, so that Computershare may provide the proxy holder with an invite code via email.

For U.S. beneficial shareholders, to attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
OR
Email: uslegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than 10:00 a.m. MT on May 12, 2026. You will receive confirmation of your registration by email after we receive your registration materials. If you are validly registered, you may attend the Annual and Special Meeting and vote your shares at **https://meetnow.global/M9JFRVX** during the Meeting. Please note that you are required to register your appointment at **www.computershare.com/Precision**.

Attending and Voting At the Meeting

A summary of the information shareholders will need to attend the virtual Meeting is provided below. The Meeting will begin at **10:00 a.m. MT on May 14, 2026**.

Shareholders and duly appointed proxy holders and guests can attend the Meeting online by going to **https://meetnow.global/M9JFRVX**.

Registered shareholders and duly appointed proxy holders can participate in the Meeting (vote and submit questions) by clicking "**I have a login**" and entering a Username and Password before the start of the Meeting.

- Registered shareholders - select "**Shareholder**" and enter the 15-digit control number located on the form of proxy or in the email notification you received.
- Duly appointed proxy holders – select "**Invitation**" and enter the invite code Computershare provided the proxy holder via email shortly after the voting deadline has passed.

Voting at the Meeting will only be available for registered shareholders and duly appointed proxy holders. Non-registered shareholders who have not appointed themselves may attend the Meeting by clicking "**Guest**" and completing the online form.

Questions may be submitted by registered shareholders or proxy holders in advance of the Meeting to our Chief Legal and Compliance Officer at corporatesecretary@precisiondrilling.com. Questions may be submitted by registered shareholders or proxy holders in writing during the Meeting by using the "Q&A" tab. Questions may also be asked over the telephone. To do so, the registered shareholder or proxy holder will need to dial the telephone number provided underneath the "Broadcast" section. Once connected you will hear the Meeting from your phone. Please mute your computer or other device and listen to the live feed on your phone only. This will prevent any delay or feedback from occurring. When called upon to speak and ask your question, you will be unmuted. To ensure fairness for all attendees, the chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that are determined inappropriate or otherwise out of order.

Beneficial shareholders who have not appointed themselves as proxy holder and who do not have a 15-digit control number or invite code will only be able to attend as a guest which allows them to listen to the Meeting; however, they will not be able to vote or submit questions.

You will be able to participate in the Meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the Meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, which are running the most updated version of the applicable software plugins and that meet the minimum system requirements. If you have trouble logging in, voting or asking questions at the Meeting, contact Computershare at 1-888-724-2416.

If you are accessing the Meeting, you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be

Exhibit 99.1

counted in case you later decide not to attend the Meeting or in the event that you experience any technical difficulties and are unable to access the Meeting and vote for any reason.

Shareholders with questions regarding the virtual Meeting portal or requiring assistance accessing the Meeting website may visit the website **https://meetnow.global/M9JFRVX** for additional information.

In order to participate online, shareholders must have a valid 15-digit control number and proxy holders must have received an email from Computershare containing an invite code.

Voting at the Meeting

A registered shareholder or a beneficial shareholder who has appointed themselves or a third-party proxy holder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their shares voted at the Meeting, each registered shareholder or proxy holder will be required to enter their control number or invite code provided by Computershare at **https://meetnow.global/M9JFRVX** prior to the start of the Meeting. In order to vote, non-registered shareholders who appoint themselves as a proxy holder MUST register with Computershare at **www.computershare.com/Precision** after submitting their voting instruction form in order to receive an invite code (please see the information under the headings "Registering your Proxy holder to participate at the Meeting" for details).

If you are using a 15-digit control number to log in to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Without an invite code, proxy holders will not be able to vote at the Meeting.

Nominating Directors

The Board nominates directors for election (or appoints them to the Board between annual meetings) if they have an appropriate mix of skills, knowledge and business experience.

A shareholder can nominate a candidate for election by submitting the person's name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the *Business Corporations Act* (Alberta):

- *Annual shareholders' meeting* – we must receive notice 30 to 65 days before the meeting. If the meeting is held less than 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.
- *Special shareholders' meeting* called to elect directors (that is not an annual general meeting) – notice must be given within 15 days of the announcement.

The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the Meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

All nominations are forwarded to the Chair of the CGNRC to present to the CGNRC for consideration.

The CGNRC is also responsible for the orderly succession of the Board Chair position. The CGNRC, as appropriate, uses its director assessment, review of the skills matrix and results of the Board assessment process to identify suitable candidates for assuming the role of Board Chair.

OTHER INFORMATION

Financial Measures and Ratios

Non-GAAP Measures

We reference certain additional Non-Generally Accepted Accounting Principles (**GAAP**) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA and STIP Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges. The most directly comparable financial measure is net earnings (loss). STIP Adjusted EBITDA is calculated as Adjusted EBITDA plus share-based compensation.

Non-GAAP Ratios

We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Return on Capital Employed

We believe Return on Capital Employed is a useful metric to measure the effectiveness of management's use of Precision's capital in the generation of earnings. Return on Capital Employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period.

Net Debt to Adjusted EBITDA

We believe the Net Debt (long-term debt less cash, as reported in our Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.

Other Financial Information

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2025, or to date in 2026.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management's discussion and analysis (**MD&A**) for the year ended December 31, 2025. These reports are available on SEDAR+ (**www.sedarplus.ca**) or on EDGAR Next (**www.sec.gov**). The documents described above are also available on Precision's website at **www.precisiondrilling.com** or you may request copies by emailing Precision at info@precisiondrilling.com. We mailed our 2025 Consolidated Financial Statements to all registered shareholders and beneficial shareholders who requested them.

Exhibit 99.1

Cautionary Statement about Forward-Looking Information and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this Circular, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, **forward-looking information and statements**).

Our forward-looking information and statements in this Circular include, but are not limited to, the following:
- our outlook on oil and natural gas prices
- our expectations about drilling activity in North America and the demand for drilling rigs
- our debt repayment and shareholder return plans
- our capital expenditure plans for 2026, and
- our 2026 strategic priorities.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:
- our ability to react to customer spending plans as a result of changes in oil and natural gas prices,
- the status of current negotiations with our customers and vendors
- customer focus on safety performance
- existing term contracts are neither renewed or terminated prematurely
- continued market demand for Tier 1 rigs
- our ability to deliver rigs to customers on a timely basis
- the general stability of the economic and political environment in the jurisdictions we operate in, and
- the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
- volatility in the price and demand for oil and natural gas
- fluctuations in the level of oil and natural gas exploration and development activities
- fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services
- our customers' inability to obtain adequate credit or financing to support their drilling and production activity
- changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
- shortages, delays and interruptions in the delivery of equipment, supplies and other key inputs
- liquidity of the capital markets to fund customer drilling programs
- availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
- the physical, regulatory and transition impacts of climate change
- the impact of weather and seasonal conditions on operations and facilities
- the impact of tariffs and trade disputes
- competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services
- ability to improve our rig technology to improve drilling efficiency
- general political, economic, market or business conditions
- the availability of qualified personnel and management
- a decline in our safety performance which could result in lower demand for our services
- business interruptions related to cybersecurity risks
- changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas
- terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
- fluctuations in foreign exchange, interest rates and tax rates, and
- other unforeseen conditions which could impact the use of services supplied by Precision and Precision's ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in our Annual Information Form under *Risks in Our Business*, starting on page 22 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR+ (**www.sedarplus.ca**) or on EDGAR Next (**www.sec.gov**).

All of the forward-looking information and statements made in this Circular are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this Circular are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Additional information about Precision is also available on SEDAR+ (**www.sedarplus.ca**) and EDGAR Next (**www.sec.gov**), including the following documents:

- our audited consolidated financial statements, notes to financial statements and MD&A for the year ended December 31, 2025
- our 2025 annual report, which includes the above documents and the auditors' report
- our annual information form for the year ended December 31, 2025, and
- any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Corporate Secretary	Phone: 403.716.4500
Precision Drilling Corporation	Email: corporatesecretary@precisiondrilling.com
Suite 800, 525 – 8th Avenue SW	
Calgary, Alberta, Canada T2P 1G1	

Exhibit 99.1

APPENDIX A – ABOUT DSUs

About DSUs

Form of award	Notional share-based awards (granted in accordance with the 2024 DSU plan, the 2021 DSU plan, the 2012 DSU plan and our old DSU plan)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and to help directors meet our share ownership guidelines
Vesting	▪ Vest when granted ▪ Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units).
Payout	Settled in cash, in respect of DSUs outstanding under the 2012 DSU plan, cash or shares after the director retires or in the event of death, in respect of DSUs under the 2024 DSU plan, shares in accordance with their terms
Assignment	Cannot be assigned

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the NYSE for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares.

DSUs vest immediately and can only be redeemed for cash or, in respect of DSUs outstanding under the 2012 DSU plan, cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. See Appendix B below in respect of the DSUs issued under our 2024 DSU plan. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the NYSE for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes) or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as, for DSUs outstanding under the 2012 DSU plan, the date does not fall within a blackout period. Payment can be a lump sum or in two payments. If a director has not specified a redemption date, their DSUs will be redeemed on one date, six months after their retirement date.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director's beneficiary or estate upon death, according to the terms of the plan. If a director becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date, but can participate again when employment ends.

The CGNRC and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the 2012 DSU plan is limited to:
- ▪ a maximum of 50,000 shares from treasury, and the Board has the discretion to purchase shares on the open market or settle in cash for all 2012 DSUs
- ▪ not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year or at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury, and

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed.

Amendments

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend or terminate the 2012 DSU plan at any time, without shareholder approval, provided that any amendment of the 2012 DSU plan shall be such that the 2012 DSU Plan and any DSUs granted under the plan continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada).

Also, unless required by applicable law or the affected Directors' consent, no amendment may adversely affect the rights of Directors with respect to DSUs to which the Directors are then entitled under the 2012 DSU plan. If the 2012 DSU plan is terminated, all DSUs already granted under the plan will continue to exist and be redeemed in accordance with the 2012 DSU plan, until no further DSUs granted under the plan remain outstanding. However, no additional DSUs shall be granted under the plan after termination of the 2012 DSU plan. Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the old DSU plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

APPENDIX B – SUMMARY OF THE 2024 DIRECTOR SHARE UNIT PLAN

About 2024 DSUs

Form of award	Notional share-based awards (granted in accordance with the 2024 DSU plan).
Who participates	Non-management directors; if an eligible non-management director is resident or otherwise subject to taxation in a jurisdiction in which an award of 2024 DSUs may reasonably be considered to be income which is subject to taxation at the time of such award, the eligible director may elect not to participate in the 2024 DSU plan by providing a written notice to the chair of our Board.
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders; to provide a compensation system for directors that, together with our other director compensation mechanisms, is reflective of the responsibility, commitment and risk accompanying membership on the Board of Directors and the performance of the duties required of the various committees of the Board of Directors; to assist us in attracting and retaining individuals with experience and ability to act as directors; and to allow our directors to participate in our long-term success.
Vesting	▪ Vest when granted ▪ Units earn dividend equivalents at the same rate as any dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units).
Payout	2024 DSUs will be redeemed on the date or dates specified in an eligible director's participation and election agreement, which date may be the grant date, the first, third or fifth anniversary of the grant date or such other permissible date specified by the HRCC from time to time.
Assignment	Cannot be assigned by holders of 2024 DSUs (except as noted below).
Term	2024 DSUs do not have fixed terms.

Shareholders approved the 2024 DSU plan at our 2024 annual meeting.

2024 DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in 2024 DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the TSX for the five trading days before the payment date (generally the fifteenth day before the end of each quarter) to calculate the number of 2024 DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. Where an eligible director who participates in the 2024 DSU plan is not in compliance with the director ownership guidelines, they will automatically receive a portion of their retainer in the form of 2024 DSUs.

2024 DSUs vest immediately and can only be redeemed for Precision shares issued from treasury. The 2024 DSUs may be redeemed on the grant date, the first, third or fifth anniversary of the grant date or such other permissible date specified by the HRCC from time to time.

2024 DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director's beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the 2024 DSU plan as of that date, but can participate again when employment ends.

The CGNRC and the Board will review the 2024 DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Rights and obligations under the 2024 DSU plan may be assigned by Precision to a corporate successor in the business of Precision, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of Precision, or any corporation acquiring all or substantially all of the assets or business of Precision.

Granting 2024 DSUs

The total number of Precision shares available for issuance from treasury to eligible directors under the 2024 DSU plan is limited to:
▪ A maximum of 200,000 shares from treasury (representing approximately 1.5% of our currently issued and outstanding shares)
▪ not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other security-based compensation arrangements, and
▪ not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other security-based compensation arrangements.

The aggregate value of 2024 DSUs granted to any eligible director in any one-year period is capped at CAD$150,000. This limit does not apply to (i) 2024 DSUs granted to an eligible director in respect of any portion of their annual retainer that they elect to receive in the form of Share Units, or (ii) any one-time grants of 2024 DSUs to a new eligible director upon joining the Board.

The 2024 DSU plan does not affect our other deferred share unit plans for directors.

Exhibit 99.1

Amendments

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend the 2024 DSU plan and any 2024 DSUs as it deems necessary or appropriate without shareholder approval, but no such amendment shall, without the consent of each eligible Director affected or unless required by applicable law, adversely affect the rights of an eligible director with respect to 2024 DSUs to which the eligible director is then entitled under the 2024 DSU plan. Amendments to the 2024 DSU plan shall be subject to any required approval of the TSX.

Shareholder approval will be required for the following types of amendments:

▪ Any amendment to increase the maximum number of Shares issuable under the 2024 DSU plan, other than in connection with certain adjustments for subdivisions, consolidations or distributions of Precision shares, or upon a capital reorganization, reclassification, exchange, or other change with respect to the Precision shares, or a consolidation, amalgamation, arrangement or other form of business combination of Precision with another person, or a sale, lease or exchange of all or substantially all of the property of Precision or other distribution of the Precision's assets to shareholders (other than by way of dividend payment in the ordinary course), then the account of each eligible director and the 2024 DSUs outstanding under the 2024 DSU plan shall be adjusted in such manner, if any, as our Board and the HRCC deem appropriate in order to preserve, proportionally, the interests of the eligible directors under the 2024 DSU plan

▪ Any amendment to remove or exceed the insider participation limits set out above

▪ Any amendment to remove or increase the $150,000 participation limit set out above, and

▪ Any amendment to the amendment provisions that will increase the Board's authority to amend the 2024 DSU plan without shareholder approval.

The Board of Directors may terminate the 2024 DSU plan at any time, but no such termination shall, without the consent of any eligible director affected or unless required by applicable law, adversely affect the rights of an eligible director with respect to 2024 DSUs to which the eligible director is entitled. If the Board of Directors terminates the 2024 DSU plan, no new 2024 DSUs will be credited under the 2024 Director Share Unit Plan, although dividend equivalents will still be credited in accordance with the terms of the 2024 DSU plan. Outstanding 2024 DSUs shall remain outstanding and in effect and shall be redeemed in accordance with the terms and conditions of the 2024 DSU plan existing at the time of its termination.

The 2024 DSU plan will terminate 10 years after its effective date, subject to shareholder approval.

The 2024 DSU plan is available on our SEDAR+ profile at **www.sedarplus.ca**.

APPENDIX C – 2025 DIRECTOR CONTINUING EDUCATION

2025 Director Education Program Topic	Presented by
Audit, Finance and Risk Management	
From Debt to Fret, Switch Energy Alliance	Veriten, LLC.
Long Takes on a Macro Mess	Veriten, LLC.
Corporate Governance	
CEO Trust: Nomination and Governance Training	Piper Sandler 24th Annual Energy Conference
Navigating the Annual Meeting & Reporting Season	Vinson & Elkins LLP and Ernst & Young
Directorship Certification Program	National Association of Corporate Directors
Corporate Compliance and Enforcement Directors' Academy Training	New York University School of Law Program
Blue Ribbon Commission Report on Board Culture	National Association of Corporate Directors
AI Board Governance Interactive Virtual Event Series	Grant Thornton
Seminar on Committee Chair Succession	National Association of Corporate Directors
Code of Business Conduct Ethics Training	Precision Drilling
Anti-Bribery and Anti-Corruption Training	Precision Drilling
Arctic Wolf Security Awareness Training	Precision Drilling hosted by Arctic Wolf
Be It Resolved: Canadian Boards Are Too Risk Adverse to Drive Economic Growth	Institute of Corporate Directors
Poison Pills Are Important Tools for Public Companies in Times of Tariffs and Trade Wars	Institute of Corporate Directors
Ethical Decisions Are the Last Line of Corporate Defence	Institute of Corporate Directors
Be It Resolved: Trust Is a Zero Sum Game	Institute of Corporate Directors
Be It Resolved: The Public Company Model No Longer Serves Canadian Business	Institute of Corporate Directors
Be It Resolved: It's The Board's Job to be Fluent In Geopolitics	Institute of Corporate Directors
Practical Strategies for Effectively Managing Polarization Risk	Institute of Corporate Directors
The Evolving Role of The Board Chair	Institute of Corporate Directors
Chairing the Board: Balancing Vision, Strategy, and Culture	Board Ready Women
Be It Resolved: Boards Need To Re-Think Cyber Risk in the Age of AI	Institute of Corporate Directors
AI: Black Box or a Path for Clarity?	Institute of Corporate Directors
ESG	
Seminar on SEC Climate Disclosure Rule	Vinson & Elkins LLP and Ernst & Young
SEC Climate Disclosure Deep Dive	Diligent and Kirkland & Ellis LLP
ESG Risks, Opportunities and the Evolving Disclosure Landscape	Grant Thornton
Trump and the Paris Agreement – Steve Koonin	Veriten, LLC.
What Does Energy Pragmatism Mean for Climate & Sustainability	Veriten, LLC.
Energy Pragmatism and Climate: Pushback and Perspectives	Veriten, LLC.
Substantive Sustainability in a Post Net Zero World	Veriten, LLC.
LNG Ambition, Pipelines and the Climate Debate in Canada	American Renewable Energy Institute
Dr. Steve Koonin: Perspective on Energy, Climate and the Future	Veriten, LLC.
Human Resources and Compensation	
JP Morgan 2024 Proxy Season Overview	V&E USA Annual Membership Meeting & Public Policy Forum
Planning for a Transaction: Compensation and Leadership Considerations	National Association of Corporate Directors
Time to Tell A Different Story: Female CEOs	Russel Reynolds Associates
Analyzing Director Pay: New for 2025	National Association of Corporate Directors
Directors' Dinner & Fireside Chat	Tudor, Pickering, Holt & Co.
The Complexities of CEO Performance and Succession	Institute of Corporate Directors

Exhibit 99.1

2025 Director Education Program Topic	Presented by
Industry and Markets	
Meghan O'Sullivan Harvard Kennedy School Multiple Oil and Gas Price Economic Reviews	Goldman Sachs, Morgan Stanley, International Energy Agency, IHS Energy, BlackRock
Rig 582 Tour	Precision Drilling
Unlocking Canadian NGL	Arc Energy Research Institute
Pipe Dreams vs Pipe Realities: CEO TC Energy	Arc Energy Research Institute
Navigating Tariffs: Weathering the Storm Trade Uncertainty	Norton Rose Fulbright
Alberta's Electricity Market Overhaul: A Costly Mistake	Arc Energy Research Institute
Board of Directors Breakfast World Geopolitical Review	Piper Sandler Energy and Power
Navigating Trade Barriers: The Potential Impact of U.S. Tariffs on Canadian Oil and Gas and the Future of Canada's Economy	World Petroleum Congress
Natural Gas: U.S. Euphoria and Canadian Pessimism	Tudor, Pickering, Holt & Co.
Ice and Opportunity: Canada's Northern Trade Route	Arc Energy Research Institute
Governing in Turbulent Times: Building Agility & Resilience	Institute of Corporate Directors
Self vs External Activism	Veriten, LLC.
Global Summit in Washington DC	National Association of Corporate Directors
Traditional Energy in the Energy Transition	Vinson & Elkins LLP
Life Cycle Power's Business Model in the Current Market Environment – Leader in Natural Gas	Life Cycle Power Management
The Year Ahead – Top Energy Themes	Arc Energy Research Institute
Trump, Tariffs and Trade: Impacts on Canadian Oil And Gas	Arc Energy Research Institute
Trump's Energy Policy Agenda and Canadian Implications - Christopher Sand	Arc Energy Research Institute
Big Questions on Big Themes	Veriten, LLC.
Deep Seek, Davos, 45-47	Veriten, LLC.
New US-Canada tariffs - What Your Business Needs to Know	Norton Rose Fulbright
US-Canada Tariffs: Economics and Markets Impact	Bank Of Montreal Capital Markets
The Trade Battle Unfolds: Insights From Former Deputy PM John Manley	Arc Energy Research Institute
A Widening Competitive Moat (David Bat, Kimberlite Research)	Veriten, LLC.
From a Canadian Point of View We're Bewildered – Hon. Lisa Raitt	Veriten, LLC.
Anne Applebaum on Autocracy, Inc., Trump and US-Canada Tensions	American Renewable Energy Institute
2025 Projections, Elections and Energy	Tudor, Pickering, Holt & Co.
Mind The Energy Security Gap: How Dependent is Canada on the U.S.?	American Renewable Energy Institute
Hysteria and the Long Term Impacts of a Policy Firehose	Veriten, LLC.
The Troubled Energy Transition – Daniel Yergin	Veriten, LLC.
Energy Pragmatism Opportunities	Veriten, LLC.
If You Get Energy Wrong, Nothing Else Matters – Secretary Chris Wright	Veriten, LLC.
Energy Pragmatism Meets An Uncertain Reality	Veriten, LLC.
Unlocking Canadian LNG: Bringing Montney Gas to the World	Arc Energy Research Institute
Policy Discussion: The Only Certainty is Uncertainty	Arc Energy Research Institute
Are We Allies Or Are We Not? Jason Kenney, Former Premier of Alberta	Veriten, LLC.
Navigating Global Tariffs: Insights For Canadian Boards	Institute of Corporate Directors
Roundtable: Tariffs and trade wars: How Are Canadian Boards Responding?	Institute of Corporate Directors

APPENDIX D – BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors (the **Board of Directors**) of Precision Drilling Corporation (the **Corporation**) is responsible for the stewardship of the business and affairs of the Corporation. The Board of Directors discharges its responsibility by providing direction to management of the Corporation (**Management**) and overseeing that all major issues affecting the business and affairs of the Corporation are given proper consideration.

BOARD OF DIRECTORS RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

- be responsible for the strategic direction and planning for the Corporation, taking into account, among other things, the opportunities and risks of the business as they evolve over time. The strategic plan shall be reviewed and adopted at least annually or as the Board of Directors deems necessary;
- approve all significant transactions involving the Corporation, including all banking relationships and key borrowing and financing decisions;
- approve the annual business plan of the Corporation and its annual operating and capital budgets;
- approve, as recommended by the Audit Committee of the Board of Directors (the Audit Committee), requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer's (the CEO) and/or Chair of the Board of Director's capital approval authority under the Corporation's Corporate Policy No. 2 – Authority Levels;
- approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business;
- oversee the Corporation's plans and strategies for stakeholder engagement and communications;

Senior Management

- appoint the CEO and, on the recommendation of the Human Resources and Compensation Committee of the Board of Directors (the HRCC), appoint or confirm the other senior executive officers of the Corporation;
- approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by the HRCC;
- approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent Directors of the Board of Directors only);
- review the Corporation's succession plan for key positions at least annually, including emergency succession plans and long-term succession plans, and receive reports from the HRCC on key succession issues from time to time;
- review the Corporation's talent management, work force engagement and retention strategies, and receive reports from the HRCC on any key human capital management issues from time-to-time;

Health & Safety and Corporate Responsibility

- oversee the Corporation's Global Quality Health, Safety and Environmental Management System;
- receive periodic reports from the Corporation's Safety and Corporate Responsibility Council;
- together with the respective committees of the Board of Directors and the Health, Safety, Environmental & Corporate Responsibility Council, oversee the Corporation's commitment, approach, planning, performance, monitoring and disclosure related to sustainability and environment, social and governance (**ESG**) matters, including an annual review and quarterly reports on:
  - Corporate responsibility mapping and materiality assessment to evaluate sustainability factors and considerations relevant to the Corporation's business, operations and locations;
  - Determining the Corporation's corporate responsibility risks, opportunities, priorities and commitments, together with related timelines and strategies for executing those commitments;
  - Developing related performance metrics under its corporate performance scorecard and its compensation strategies;
- Oversee the approach to mandatory and voluntary reporting on climate and corporate responsibility matters, and review reports and disclosure related to climate, sustainability, diversity and other matters and commitments;
- monitor regulatory regimes, trends and issues related to climate, environment, occupational health and safety, diversity and other corporate responsibility matters and assess any related risks, opportunities and external stakeholder concerns;

Financial Reporting and Risk Management

- be responsible for the integrity of the Corporation's internal controls and management information systems and receive regular reports from the Audit Committee. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of the Corporation and reporting to the Board of Directors on such matters;

Exhibit 99.1

- approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of the Corporation. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;
- approve and recommend to the Shareholders of the Corporation (the Shareholders), the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;
- together with the committees of the Board of Directors, ensure that Management identifies the principal risks of the Corporation's business and ensures the implementation of a risk management system to manage all material risks. The Board of Directors and the respective committees shall consider such risks and discuss the management of such risks on a regular basis, with the assistance of Management, who reports to the Board of Directors on the risks of the Corporation's business, directly or through its committees who have specific oversight over areas of risk on behalf of the Board of Directors;
- receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters, compliance matters, key risk areas, and review the recommendations of the Corporate Governance, Nominating and Risk Committee (the CGNRC) regarding same;
- consider appropriate measures it may take if the performance of the Corporation falls short of its goals or as other circumstances warrant;
- oversee the accurate reporting of the financial performance of the Corporation to the Shareholders and the investment community and ensure that the financial results of the Corporation are reported fairly and in accordance with applicable international financial reporting standards. The Board of Directors requires that the Corporation make accurate, timely and effective communication of all material information to Shareholders, the investment community and other stakeholders;

Ethics, Disclosure and Corporate Conduct

- to the extent feasible, satisfy itself of the integrity of the CEO and the other senior executive officers appointed by the Board of Directors and ensure that such individuals create a culture of integrity throughout the organization;
- ensure the Corporation meets its continuous disclosure and public reporting obligations and ensure an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of the Corporation consisting of the Chief Financial Officer and the Chief Legal & Compliance Officer, and such others as may be determined by them from time to time, and reported to the appropriate Committee or the full Board;
- approve material disclosure including the Corporation's Annual Information Form, Annual Report, and annual Management Information Circular;
- approve the date of the Annual Meeting of Shareholders, including the record date and meeting location;
- be responsible for approving a Code of Business Conduct and Ethics (the Code) applicable to the Corporation's Directors, officers, employees, contractors and consultants, and approve any waivers from the Code by any officer or Director of the Corporation;
- through regular Management reports, monitor compliance with the Code and review a summary of complaints received by the PD *EthicsLine* and conduct investigations when needed;

Delegation and Board Composition

- establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the CGNRC and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board of Directors as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;
- all members of the Audit Committee, the CGNRC and the HRCC shall be independent directors, as defined under applicable laws, stock exchange listing standards, and the Corporation's Corporate Governance Guidelines;
- retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;
- be responsible for the appointment and removal of members and chairs of its committees;
- establish, through its CGNRC, the Corporation's approach to corporate governance, including oversight of governance of the Corporation's subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of the Corporation;
- review on an annual basis, by receiving the report of the CGNRC, the effectiveness of the Board of Directors, its committees and individual Directors, as well as the effectiveness of the Board of Directors' evaluation process;
- determine, upon recommendation by the CGNRC, the near term and long term succession plans and any resultant refreshment and recruitment needs for the Board of Directors;
- review on an annual basis and approve, upon recommendation by the CGNRC, any amendments to the Charters and chair position descriptions of each of its committees;

Board of Directors Process/Effectiveness

- review and approve, on recommendation from the CGNRC, the Directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a Director of the Corporation and is consistent with other comparable companies and market standards;
- approve policies designed to ensure that the Corporation operates at all times within applicable laws and regulations and to monitor compliance with all such policies;
- review on an annual basis and approve upon recommendation by the CGNRC, the Corporate Governance Guidelines; and
- adhere to all other Board of Directors responsibilities as set forth in the Corporation's by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

Structure and Authority

Composition

- The composition of the Board of Directors, including the qualifications of each Director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of the Corporation, applicable securities legislation and the rules of any stock exchange upon which the securities of the Corporation are listed for trading.
- A majority of the Board of Directors will be comprised of Directors who must be determined to be "independent" as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading.
- The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of the Corporation or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Election, Appointment and Replacement

- The CGNRC will recommend to the Board of Directors candidates for nomination as Directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with the Corporation's majority voting policy on the election of Directors.
- The Board of Directors will appoint the Chair of the Board from among the Corporation's directors. The Chair of the Board of Directors shall be elected by the Board of Directors and shall not be the CEO. The Board of Directors has determined that separating the roles of Chair and CEO serves the best interests of the Corporation and its shareholders by promoting independent oversight and effective governance. The term of each Director will expire at the close of the next Annual Meeting of Shareholders or when a successor is duly elected or appointed.
- If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the CGNRC, consider a wide base of potential candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, gender, ethnicity, age, stakeholder perspectives, geographic backgrounds, the potential for the candidate's skills to augment the existing Board of Directors and the candidate's availability to commit to the Board of Directors' activities.
- The Board of Directors may, between Annual Meetings of Shareholders, appoint one or more additional Directors for a term to expire at the close of the next Annual Meeting of Shareholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding Annual Meeting of Shareholders.
- Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors' business and activities and will demonstrate integrity, accountability and informed judgment.

Meetings and Quorum

- A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.
- The Board of Directors will not transact business at a meeting of the Board of Directors unless a quorum is present.
- The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in-camera sessions, without Management present and as a group of only the independent Directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate.
- Each Director is expected to attend all regularly scheduled meetings in person if so prescribed for that meeting. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.

Minutes

- Minutes of the meeting of the Board of Directors will be recorded and maintained and, shall be made available at the next meeting of the Board of Directors.

Review of Charters and Position Descriptions

- The Board of Directors shall review and assess the adequacy of all Board of Directors and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Stakeholder Engagement

- Provide stakeholder feedback regarding compensation matters and results of any shareholder advisory vote on executive compensation (the **Say on Pay**) held in accordance with the applicable policies of the Corporation and securities regulatory requirements, and consider such feedback and results of any shareholder advisory vote.
- The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with Shareholders and other stakeholders and interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision Drilling Corporation, 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500 or email at corporatesecretary@precisiondrilling.com.

Exhibit 99.1

▪ All communications received from any stakeholder will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary's discretion. The process for communication with the Corporate Secretary is also posted on the Corporation's website at **www.precisiondrilling.com**.

Approved effective July 31, 2025

APPENDIX E – CHANGE OF AUDITORS REPORTING PACKAGE

PRECISION DRILLING CORPORATION

NOTICE OF CHANGE OF AUDITOR
Pursuant to NI 51-102 (Section 4.11)

TO: KPMG LLP, Chartered Professional Accountants

AND TO: PricewaterhouseCoopers LLP, Chartered Professional Accountants

AND TO: Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance
    Services Division, Office of the Attorney General (Prince Edward Island)
Office of the Superintendent of Securities, Department of Justice, Government of the
    Northwest Territories
Office of the Yukon Superintendent of Securities, Community Services, Yukon
    Government
Nunavut Securities Office, Department of Justice, Government of Nunavut

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**"), of a change of auditor of Precision Drilling Corporation (the "**Corporation**") from KPMG LLP ("**KPMG**") to PricewaterhouseCoopers LLP ("**PwC**").

On October 22, 2025, following completion of a tender process, the Board of Directors of the Corporation, upon recommendation of the Audit Committee of the Board of Directors, approved the appointment of PwC as auditor to fill the vacancy that will be created by KPMG's resignation as the Corporation's auditor, at the request of the Corporation, from the effective date of KPMG's resignation until the next annual meeting of shareholders of the Corporation. On October 23, 2025, KPMG notified the Corporation that, at the request of the Corporation, it will resign as auditor of the Corporation effective as of the day immediately following the date of KPMG's report in respect of its audit of the Corporation's consolidated financial statements for the year ended December 31, 2025. KPMG will continue to act as the Corporation's auditor until the effective date of its resignation. There were no modifications of opinion by KPMG in KPMG's reports on the Corporation's financial statements for the two most recently completed fiscal years ended December 31, 2024 and 2023.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 23rd day of October, 2025.

Exhibit 99.1



KPMG LLP
3100-205 5th Avenue SW
Calgary AB T2P 4B9
Canada
Tel 403 691 8000
Fax 403 691 8008

October 23, 2025

To: Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance
Services Division, Office of the Attorney General (Prince Edward Island)
Office of the Superintendent of Securities, Department of Justice, Government of the
Northwest Territories
Office of the Yukon Superintendent of Securities, Community Services, Yukon
Government
Nunavut Securities Office, Department of Justice, Government of Nunavut

Re: Notice of Change of Auditors of Precision Drilling Corporation

We have read the Notice of Precision Drilling Corporation dated October 23, 2025, and are in agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Professional Accountants



October 23, 2025

To:
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities Nunavut

We have read the statements made by Precision Drilling Corporation in the attached copy of change of auditor notice dated October 23, 2025, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated October 23, 2025.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP
111 5th Avenue South West, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T.: +1 403 509 7500, F.: +1 403 781 1825, Fax to mail: ca_calgary_main_fax@pwc.com, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Exhibit 99.1

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW | Calgary, Alberta, Canada T2P 1G1
Phone: 403.716.4500
Email: info@precisiondrilling.com

Download the latest about Precision Drilling Corporation at: **www.precisiondrilling.com**.

Precision Drilling Corporation is traded on the TSX under the symbol **PD** and the NYSE under the symbol **PDS**.

Virtual only meeting via live audio webcast online at **https://meetnow.global/M9JFRVX**.



If you have any questions or require any assistance in executing your Precision Drilling Corporation proxy or voting instruction form, please call our Proxy Solicitation Agent, Sodali & Co at:



North American Toll-Free Number: 1.888.444.0609
Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075
Email: assistance@investor.sodali.com
North American Toll-Free Facsimile: 1.877.218.5372